++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus supplement and the accompanying base       +
+prospectus is not complete and may be changed. This prospectus supplement and + +the accompanying base prospectus are not an offer to sell these securities + +and are not soliciting an offer to buy these securities in any state where +
+the offer or sale is not permitted.                                           +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                    FILED PURSUANT TO RULE 424B5
                                                   REGISTRATION NUMBER 333-93187
                             Subject to Completion
            Preliminary Prospectus Supplement dated January 8, 2001
PROSPECTUS SUPPLEMENT
(To prospectus dated January 6, 2000)

                    8,000,000  % Trust Preferred Securities
             (Liquidation Amount $25 per Trust Preferred Security)
                      Dominion Resources Capital Trust II
                      Fully and Unconditionally Guaranteed
                       to the Extent Set Forth Herein by
                               [LOGO OF DOMINION]

                            Dominion Resources, Inc.
                                  ----------
                        THE TRUST PREFERRED SECURITIES:
 . The Trust Preferred Securities represent undivided preferred beneficial ownership interests in the assets of Dominion Resources Capital Trust II (the Trust). The sole assets of the Trust will be the Junior Subordinated Debentures issued by Dominion Resources, Inc. (Dominion).
 . The Trust will apply to have the Trust Preferred Securities trade on the New
  York Stock Exchange starting within 30 days after the Trust Preferred Securities are issued.
 . Dominion will guarantee the Trust Preferred Securities to the extent described in the prospectus supplement and base prospectus.
 . Anticipated Closing Date: January  , 2001.
                DISTRIBUTIONS ON THE TRUST PREFERRED SECURITIES:
 . Each Trust Preferred Security pays a quarterly distribution at an annual rate
  of  % or $   per Trust Preferred Security, if Dominion pays interest on the
  Junior Subordinated Debentures.
 . Dominion may defer interest payments on the Junior Subordinated Debentures on one or more occasions for up to 20 consecutive quarters. If Dominion does defer interest payments, the Trust will also defer payment of distributions on the Trust Preferred Securities. Deferred distributions will accumulate
  interest at an annual rate of   %, to the extent permitted by law.
 . If Dominion redeems the Junior Subordinated Debentures held by the Trust, the
  Trust will redeem the Trust Preferred Securities. The prices and circumstances under which the Junior Subordinated Debentures can be redeemed by Dominion and the amount you will receive upon redemption of your Trust Preferred Securities are described in the prospectus supplement.
 . If the Trust redeems the Trust Preferred Securities or is liquidated and
  Dominion does not redeem its Junior Subordinated Debentures, you will receive $25 principal amount of Junior Subordinated Debentures for each Trust Preferred Security you own rather than cash.
 Investing in the Trust Preferred Securities involves risks that are described in "Risk Factors" beginning on Page S-9 of this prospectus supplement.
                                  ----------

                                                          Per Trust
                                                      Preferred Security Total
                                                      ------------------ -----
  Public offering price (1)..........................          $            $
  Underwriters' commissions to be paid by Dominion...          $            $
  Proceeds, before expenses, to Dominion Resources
   Capital Trust II..................................          $            $

 (1) Plus accumulated distributions from January   , 2001 if settlement occurs
after that date
 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
 The Trust Preferred Securities will be ready for delivery in book-entry form
through The Depository Trust Company on or about January    , 2001.
                                  ----------
                          Joint Book-Running Managers
Merrill Lynch & Co.                                   Morgan Stanley Dean Witter
                                  ----------
A.G. Edwards & Sons, Inc.                                        Lehman Brothers
First Union Securities, Inc.
                                                            Salomon Smith Barney
                                UBS Warburg LLC
                                  ----------
           The date of this prospectus supplement is January  , 2001.

ABOUT THIS PROSPECTUS SUPPLEMENT
  This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the Trust Preferred Securities we are offering and certain other matters relating to us and our financial condition. The second part, the base prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to the Trust Preferred Securities we are offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. To the extent that the description of the Trust Preferred Securities, Junior Subordinated Debentures or Guarantee in the prospectus supplement differs from the corresponding description in the base prospectus, the description in the prospectus supplement supersedes the description in the base prospectus.
  You should rely only on the information contained in this document or to which this document refers you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document. Our business, financial condition, results of operations and prospects may have changed since that date.

                               TABLE OF CONTENTS

     Prospectus Supplement                          Base Prospectus


                                                                           Page
                                                                           ----
Where You Can Find More Information.......................................  S-3
Forward-Looking Information...............................................  S-3
Prospectus Supplement Summary.............................................  S-5
Risk Factors..............................................................  S-9
Dominion.................................................................. S-13
Use of Proceeds........................................................... S-17
Capitalization............................................................ S-18
Ratio of Earnings to Fixed Charges........................................ S-19
Selected Historical and Pro Forma Consolidated Financial Information...... S-20
Specific Terms of the Trust Preferred Securities.......................... S-23
Specific Terms of the Junior Subordinated Debentures...................... S-27
Subordination of the Guarantee............................................ S-29
Book-Entry Procedures and Settlement...................................... S-29
Material United States Federal Income Tax
 Consequences ............................................................ S-31
ERISA Considerations...................................................... S-35
Underwriting.............................................................. S-39
Legal Matters............................................................. S-41
Experts................................................................... S-41

                                                                           Page
                                                                           ----
About This Prospectus.....................................................   2
Where You Can Find More Information.......................................   2
The Company...............................................................   3
The Trusts................................................................   3
Use of Proceeds...........................................................   3
Ratio of Earnings to Fixed Charges........................................   4
Description of Debt Securities............................................   4
Additional Terms of Senior Debt Securities................................  12
Additional Terms of Junior Subordinated Debentures........................  13
Description of the Trust Preferred Securities.............................  15
Description of the Guarantees.............................................  25
Relationship Among the Trust Preferred Securities, the Guarantee and the
 Junior Subordinated Debentures Held by the Trust.........................  29
Accounting Treatment......................................................  29
Description of Capital Stock..............................................  30
Description of Stock Purchase Contracts and Stock Purchase Units..........  31
Virginia Stock Corporation Act and the Articles and the Bylaws............  31
Plan of Distribution......................................................  34
Legal Opinions............................................................  35
Experts...................................................................  35

WHERE YOU CAN FIND MORE INFORMATION

  Dominion files annual, quarterly and special reports, proxy statements and other information with the SEC. Dominion's SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document Dominion files at the SEC's public reference rooms in Washington, D.C., New York, and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The SEC allows us to "incorporate by reference" the information Dominion files with them, which means that Dominion can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and later information that Dominion files with the SEC will automatically update or supersede this information. Dominion incorporates by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), until such time as all of the securities covered by this prospectus supplement have been sold:

 . Annual Report on Form 10-K and Forms 10-K/A for the year ended December 31,
  1999;

 . Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June
  30, 2000 and September 30, 2000; and

 . Current Reports on Form 8-K and Form 8-K/A, filed January 3, 2000, February
  1, 2000, March 23, 2000, June 21, 2000, June 22, 2000, July 11, 2000,
  September 11, 2000, October 12, 2000, November 2, 2000, November 16, 2000 and November 22, 2000.

  You may request a copy of these filings, at no cost, by writing or telephoning us at: Corporate Secretary, Dominion, 120 Tredegar Street, Richmond, Virginia 23219, Telephone (804) 819-2000.

FORWARD-LOOKING INFORMATION

  Dominion has included certain information in this document which is "forward-looking information" as defined by the Private Securities Litigation Reform Act of 1995. Examples include discussions as to our expectations, beliefs, plans, goals, objectives and future financial or other performance or assumptions concerning matters discussed in this document. This information, by its nature, involves estimates, projections, forecasts and uncertainties that could cause actual results or outcomes to differ substantially from those expressed.

  Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our ability to control. Dominion has identified a number of these factors in its filings with the SEC, including its most recent Quarterly Report on Form 10-Q which is incorporated by reference in this prospectus supplement, and Dominion refers you to those reports for further information. They include fluctuations in energy-related commodities prices, weather conditions, the risks of operating businesses in regulated industries that are in the process of becoming deregulated, completing the integration of Consolidated Natural Gas Company (CNG) with the remainder of Dominion's business and completing the divestiture of Dominion Capital, Inc. required of Dominion in connection with the CNG transaction as well as the divestitures we are making to focus our attention on the northeast quadrant of the United States.

PROSPECTUS SUPPLEMENT SUMMARY

  In this prospectus supplement, the words "Dominion," "Company," "we," "our" and "us" refer to Dominion Resources, Inc., a Virginia corporation, and its subsidiaries and predecessors and do not refer to the Trust.

  The following summary contains basic information about this offering. It may not contain all the information that is important to you. The "Specific Terms of the Trust Preferred Securities" and "Specific Terms of the Junior Subordinated Debentures" sections of this prospectus supplement and the "Description of Debt Securities," "Additional Terms of Junior Subordinated Debentures," "Description of the Trust Preferred Securities", "Description of the Guarantees" and "Relationship Among the Trust Preferred Securities, the Guarantee and the Junior Subordinated Debentures Held by the Trust" sections of the base prospectus contain more detailed information regarding the terms and conditions of the Trust Preferred Securities. The following summary is qualified in its entirety by reference to the detailed information appearing elsewhere in this prospectus supplement and in the accompanying base prospectus.

THE TRUST

  Dominion Resources Capital Trust II is a Delaware business trust. It will sell its Trust Preferred Securities to the public and its common securities to Dominion.

  There will be four trustees of the Trust. Two are employees of Dominion, referred to as Administrative Trustees. The Chase Manhattan Bank will serve as Property Trustee and Chase Manhattan Bank USA, National Association, will act as the Delaware Trustee, in each case until removed or replaced by the holder of the trust common securities or, in some circumstances, the holders of Trust Preferred Securities. The principal place of business of the Trust is c/o Dominion, 120 Tredegar Street, Richmond, VA 23219 (804) 819-2000.

DOMINION

  Dominion is a fully integrated gas and electric energy holding company headquartered in Richmond, Virginia. As of October 31, 2000, we had approximately $28 billion in assets.

  Our primary operating segments are:

  Dominion Energy--Dominion Energy manages our 19,000 megawatt portfolio of electric power generation, our 7,600 miles of gas transmission pipeline and a 885 billion cubic foot natural gas storage network. It also guides our generation growth strategy and our commodity trading, marketing and risk management activities. We currently operate generation facilities in Virginia, West Virginia, North Carolina and Illinois.

  Dominion Delivery--Dominion Delivery manages our local electric and gas distribution systems serving 3.8 million customers, our 6,000 miles of electric transmission lines and our customer service operations. We currently operate transmission and distribution systems in Virginia, West Virginia, North Carolina, Pennsylvania and Ohio. Dominion Delivery also includes Dominion Telecom with its 3,620 route-mile fiber optic network and related telecommunications and advanced data services located principally in the northeast quadrant of the United States.

   Dominion Exploration & Production--Dominion Exploration & Production manages our onshore and offshore oil and gas exploration and production activities. With approximately 2.8 trillion cubic feet of natural gas equivalent reserves and 320 billion cubic feet of annual production, Dominion Exploration & Production is one of the nation's largest independent oil and gas operators. We operate on the outer continental shelf and deep water areas of the Gulf of Mexico, western Canada, the Appalachian Basin and other selected regions in the continental United States.

  Dominion's address and telephone number are Dominion, 120 Tredegar Street, Richmond, Virginia 23219, Telephone (804) 819-2000.

Ratio of Earnings to Fixed Charges

      Nine Months    Twelve Months Ended
         Ended           December 31,
     September 30, ------------------------
         2000      1999 1998 1997 1996 1995
     ------------- ---- ---- ---- ---- ----
         1.64      2.02 2.36 1.97 2.71 2.55

THE OFFERING

Securities of the Trust

  The Trust was created by Dominion to make this offering. The Trust will sell its Trust Preferred Securities to the public and its trust common securities to
Dominion. It will use the proceeds from these sales to buy the      % Series
    Junior Subordinated Debentures, due                 , 2041 from Dominion.
The Trust Preferred Securities and the Junior Subordinated Debentures will have essentially the same terms.

  Dominion will acquire all of the common securities of the Trust. The liquidation amount of all the trust common securities will equal approximately 3% of the total capital of the Trust. The trust common securities will generally rank equally with the Trust Preferred Securities. However, in the case of specific defaults and upon liquidation or redemption, the trust common securities will rank junior to the Trust Preferred Securities with respect to distributions, redemption and liquidation. Except in limited circumstances specified in the Trust Agreement, Dominion as the holder of the trust common securities will have sole voting power with respect to matters to be voted upon by the Trust's securityholders.

  The Trust Preferred Securities will be represented by one or more global securities that will be deposited with, and registered in the name of The Depository Trust Company, New York, New York (DTC) or its nominee. This means that you will not receive a certificate for your Trust Preferred Securities but, instead, will hold your interest through DTC's system.

Distributions

  If you purchase the Trust Preferred Securities, you will be entitled to
receive cumulative cash distributions at an annual rate of       % of the
liquidation amount of $25, or $       per Trust Preferred Security.
Distributions will accumulate from the date the Trust issues the Trust Preferred Securities and will be paid quarterly in arrears on January 30, April 30, July 30 and October 30 of each year, beginning April 30, 2001.

Extension of Payment Periods

  So long as there is no event of default under the Subordinated Indenture, Dominion may defer interest payments on the Junior Subordinated Debentures for an extension period of up to 20 consecutive quarters. Dominion may defer payments in this way more than once, but not beyond the maturity date of the Junior Subordinated Debentures. If Dominion defers interest payments on the Junior Subordinated Debentures, the Trust will also defer distributions on the Trust Preferred Securities. During
this period you will still accumulate distributions at an annual rate of      %
of the liquidation amount of $25 per Trust Preferred Security, and you will accrue interest on unpaid distributions at the same rate, compounded quarterly (to the extent permitted by law). Even though you will not receive any cash distributions on your Trust Preferred Securities during an extension period, you will be required to include accrued distributions and interest on unpaid distributions in your gross income for United States federal income tax purposes, even if you are a cash basis taxpayer.

Redemption

  The Trust must redeem the Trust Preferred Securities when the Junior
Subordinated Debentures are paid at maturity on        , 2041, or if the Junior
Subordinated Debentures are redeemed before they mature. On or after    , 2006
Dominion may redeem all or part of the Junior Subordinated Debentures, as described under SPECIFIC TERMS OF THE JUNIOR SUBORDINATED DEBENTURES-- "Redemption" in this prospectus supplement. In addition, Dominion may choose to redeem all, but not less than all, of the Junior Subordinated Debentures if specific tax events result in specific adverse tax consequences or if the status of the Trust under the Investment Company Act changes. If the Trust Preferred Securities are redeemed in these circumstances, the holders will receive a redemption price as calculated under SPECIFIC TERMS OF THE TRUST PREFERRED SECURITIES--"Redemption of Trust Preferred Securities" in this prospectus supplement.

  Neither the Trust Preferred Securities nor the Junior Subordinated Debentures can be redeemed at any time at the option of their holders.

Dominion's Guarantee of the Trust Preferred Securities

  Dominion will fully and unconditionally guarantee payments due on the Trust Preferred Securities through a combination of the following:

 .  Dominion's obligations under the Junior Subordinated Debentures;
 .  The rights of holders of Trust Preferred Securities to enforce those obligations;
 . Dominion's agreement to pay the expenses of the Trust; and . Dominion's guarantee of payments due on the Trust Preferred Securities to the extent of the Trust's assets, which is referred to in this prospectus as the Guarantee.

  If Dominion does not make payments on the Junior Subordinated Debentures, the Trust will not have sufficient funds to make payments on the Trust Preferred Securities. The Guarantee does not cover payments on the Trust Preferred Securities when the Trust does not have sufficient funds.

  Dominion's obligations under the Trust Preferred Securities Guarantee are junior in right of payment to all of Dominion's Senior Indebtedness, which is described below under RISK FACTORS.

Ranking of the Junior Subordinated Debentures
  The Junior Subordinated Debentures are subordinate and junior in right of payment to all of Dominion's Senior Indebtedness which includes all of Dominion's indebtedness for borrowed money, any indebtedness of Dominion under commodity contracts or interest rate or currency swap agreements and any assumption or guarantee obligations of Dominion relating to similar obligations of other parties. The Junior Subordinated Debentures are not subordinated to Dominion's obligations to its trade creditors or indebtedness to its subsidiaries. See ADDITIONAL TERMS OF THE JUNIOR SUBORDINATED DEBENTURES in the base prospectus.

Listing of Trust Preferred Securities

  The Trust plans to list the Trust Preferred Securities on the New York Stock Exchange under the trading symbol " ." You should be aware that listing of the Trust Preferred Securities will not necessarily ensure that a liquid trading market will be available for the Trust Preferred Securities.

  If the Trust distributes the Junior Subordinated Debentures, Dominion will use its reasonable best efforts to list them on the New York Stock Exchange or any other exchange on which the Trust Preferred Securities are then listed.

Use of Proceeds

  The Trust will invest all of the proceeds from the sale of the Trust Preferred Securities and the trust common securities toward the purchase of the Junior Subordinated Debentures from Dominion.

  We intend to use the net proceeds from the sale of the Junior Subordinated Debentures for general corporate purposes, including the repayment of debt. See USE OF PROCEEDS in this prospectus supplement. This debt may include a portion of our short-term debt, including commercial paper, issued in connection with our acquisition of CNG.

RISK FACTORS

  An investment in Trust Preferred Securities involves a number of risks. Before deciding to buy any Trust Preferred Securities, you should carefully consider the following information, together with the other information in this prospectus supplement, the accompanying base prospectus and the documents that are incorporated by reference in this prospectus supplement about risks concerning an investment in Trust Preferred Securities.

The Trust has no independent operations or assets. If Dominion does not provide sufficient funds, the Trust will not be able to make payments on the Trust Preferred Securities.

 .  The Trust's ability to pay amounts when they are due on the Trust Preferred
   Securities is solely dependent upon Dominion's payment of amounts when they are due on the Junior Subordinated Debentures. If Dominion fails to pay principal or interest when due on the Junior Subordinated Debentures, the Trust will not have funds to pay distributions on the Trust Preferred Securities or amounts due when the Trust Preferred Securities are redeemed or when the Trust is liquidated.

 . The Junior Subordinated Debentures are not secured and are junior in right of payment to Dominion's Senior Indebtedness. As of September 30, 2000, Dominion had approximately $4.6 billion of Senior Indebtedness. See ADDITIONAL TERMS OF THE JUNIOR SUBORDINATED DEBENTURES in the base prospectus.

 . Dominion is a holding company. Substantially all of its income comes from its operating subsidiaries. Required payments on debt and preferred stock at the subsidiary level will be made before funds from those subsidiaries are available to Dominion. At September 30, 2000, Dominion's subsidiary Virginia Electric and Power Company had 5,090,140 outstanding shares of preferred stock. In addition to trade debt, some of Dominion's operating subsidiaries have ongoing corporate debt programs used to finance their business activities. As of September 30, 2000, the subsidiaries had approximately $8.6 billion of outstanding debt. In addition, the terms of the Trust Preferred Securities and the Junior Subordinated Debentures do not limit the ability of Dominion or its subsidiaries to incur additional debt or to issue preferred stock.

 . Dominion's obligations under the Guarantee are not secured and are junior in right of payment to all other liabilities of Dominion, except any liabilities that expressly rank equal in priority or subordinate to the Guarantee. See SUBORDINATION OF THE GUARANTEE in this prospectus supplement.

Dominion can defer interest payments on the Junior Subordinated Debentures. This may affect the market price of the Trust Preferred Securities.

 .  So long as there is no event of default under the Subordinated Indenture,
   Dominion may defer interest payments on the Junior Subordinated Debentures, from time to time, for an extension period of up to 20 consecutive quarters. At the end of an extension period, if all amounts due are paid, Dominion could start a new extension period of up to 20 consecutive quarters. During any extension period, distributions on the Trust Preferred Securities would be
   deferred but would accumulate at an annual rate of     % and you will
   accrue interest on unpaid distributions at the same rate, compounded quarterly (all additional accruals being available to the extent permitted by law). No extension period may extend beyond the maturity date of the Junior Subordinated Debentures. If Dominion exercises this extension right, the market price of the Trust Preferred Securities is likely to be affected. See SPECIFIC TERMS OF THE TRUST PREFERRED SECURITIES--"Extension of Payment Periods" in this prospectus supplement and ADDITIONAL TERMS OF THE JUNIOR SUBORDINATED DEBENTURES--"Option to Extend Interest Payment Period" in the base prospectus.

If Dominion defers interest payments on the Junior Subordinated Debentures, there will be United States federal income tax consequences to holders of the Trust Preferred Securities.

 .  If Dominion extends the interest payment period for the Junior Subordinated
   Debentures, you will accrue income as original issue discount, (OID), in respect of the deferred distributions on your Trust Preferred Securities.
   As a result, for United States federal income tax purposes you will include that OID in gross income before you receive distributions, regardless of your regular method of accounting.

 . If you sell your Trust Preferred Securities before the record date for the payment of distributions at the end of an extension period, you will not receive the distributions. Instead, the accrued distributions will be paid to the holder of record on the record date, regardless of who the holder of record may have been on any other date during the extension period. Moreover, the accrued OID will be added to your adjusted tax basis in the Trust Preferred Securities but might not be reflected in the amount you realize on the sale. To the extent the amount realized on a sale is less than your adjusted tax basis, you will recognize a capital loss for United States federal income tax purposes. The deduction of capital losses is subject to limitations.

 . As a result of Dominion's right to extend the interest payment period, the market price of the Trust Preferred Securities may be more volatile than debt instruments with OID which do not afford the issuer a similar right. See MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES --"Interest Income and Original Issue Discount" in this prospectus supplement.

The Guarantee is limited to the funds available to the Trust. If Dominion defaults on its obligations under the Junior Subordinated Debentures, the Trust would not have the funds necessary to make payments on or to redeem the Trust Preferred Securities.

 .  The Guarantee guarantees the payment when due of distributions on the Trust
   Preferred Securities, to the extent the Trust has funds available to make those payments.

 .The Guarantee also guarantees payment on redemption or on a bankruptcy or dissolution of the Trust (except where Junior Subordinated Debentures are distributed to the holders) of the liquidation amount and all accrued and unpaid distributions on the Trust Preferred Securities to the date of payment or, if less, the amount of the assets of the Trust remaining available for distribution. If Dominion were to default on its payment obligations under the Junior Subordinated Debentures, the Trust would lack funds necessary for the payment of distributions or amounts payable on liquidation of the Trust or redemption of the Trust Preferred Securities. As a result, you would then not be able to rely on the Guarantee for payment of those amounts. Instead, the Property Trustee would have to enforce the Trust's rights under the Junior Subordinated Debentures. Alternatively, you could institute a legal proceeding directly against Dominion to enforce payment to you of Junior Subordinated Debentures in a principal amount equal to the liquidation amount of your Trust Preferred Securities and the accrued interest on those Junior Subordinated Debentures. See DESCRIPTION OF THE GUARANTEE--"General"; DESCRIPTION OF THE TRUST PREFERRED SECURITIES--"Trust Enforcement Events" and RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES, THE GUARANTEE AND THE JUNIOR SUBORDINATED DEBENTURES HELD BY THE TRUST in the base prospectus.

Dominion has the right to redeem the Junior Subordinated Debentures if it suffers adverse tax consequences or if the status of the Trust under the Investment Company Act changes. This redemption would subject you to additional tax.

 . If there is a Tax Event or an Investment Company Event, as described below, Dominion will have the right to redeem the Junior Subordinated Debentures, in whole, but not in part, at any time within 90 days following the occurrence of the Tax Event or an Investment Company Event. That would, in turn, cause a mandatory redemption of all of the Trust Preferred Securities and the trust common securities at a redemption price as calculated under SPECIFIC TERMS OF THE TRUST PREFERRED SECURITIES-- "Redemption of the Trust Preferred Securities" in this prospectus supplement. Under current United States federal income tax law, that redemption of your Trust Preferred Securities would be a taxable event to you. See SPECIFIC TERMS OF THE TRUST PREFERRED SECURITIES--"Right to Redeem upon a Special Event" in this prospectus supplement and DESCRIPTION OF THE TRUST PREFERRED SECURITIES--"Mandatory Redemption of Trust Preferred Securities" and --"Special Event Redemption" in the base prospectus.

Dominion may dissolve the Trust at any time. This could have an adverse effect on the market prices of the Trust Preferred Securities or the Junior Subordinated Debentures.

 . At any time, Dominion may dissolve the Trust, pay its creditors, if any, and distribute the Junior Subordinated Debentures to the holders of the Trust Preferred Securities.

 . There is no assurance as to the market prices for Trust Preferred Securities or Junior Subordinated Debentures that may be distributed in exchange for Trust Preferred Securities if the Trust is liquidated. The Trust Preferred Securities or the Junior Subordinated Debentures may trade at a discount from the price that an investor paid to purchase the Trust Preferred Securities in this offer.

 . A distribution of the Junior Subordinated Debentures upon the liquidation of the Trust would not be a taxable event to holders of the Trust Preferred Securities because the dissolution of the Trust is conditioned upon receipt of an opinion from tax counsel that the distribution will not result in the recognition of gain or loss for federal income tax purposes by the holders.

 . As a prospective purchaser of Trust Preferred Securities, you are also making an investment decision about the Junior Subordinated Debentures. You should carefully review all the information about the Junior Subordinated Debentures in this prospectus supplement and in the base prospectus. See SPECIFIC TERMS OF THE TRUST PREFERRED SECURITIES--"Distribution of the Junior Subordinated Debentures" in this prospectus supplement and DESCRIPTION OF THE TRUST PREFERRED SECURITIES-- "Distribution of the Junior Subordinated Debentures" in the base prospectus.

There is no established trading market for the Trust Preferred Securities.

 . The Trust Preferred Securities constitute a new issue of securities. They have no established trading market. There is no assurance as to the liquidity of, or the development and maintenance of trading markets for, the Trust Preferred Securities. The Trust will apply to list the Trust Preferred Securities on the New York Stock Exchange for trading starting within 30 days after the Trust Preferred Securities are issued.

There can be no assurance that there will be an active market for the Trust Preferred Securities.

 .  The Underwriters currently plan to make a market in the Trust Preferred
   Securities. However, there can be no assurance that the Underwriters will engage in those activities or that any active market in the Trust Preferred Securities will develop or be maintained.

Except with respect to some mergers involving the Trust, amendments to the Trust Agreement and amendments to the Guarantee, the holders of the Trust Preferred Securities have no voting rights.

 . Holders of Trust Preferred Securities will have limited voting rights, exercisable only in the event of a proposed change in the terms of the Trust Preferred Securities or defaults under the Trust Agreement and Subordinated Indenture. See DESCRIPTION OF THE TRUST PREFERRED SECURITIES-- "Voting Rights; Amendment of Trust Agreement" in the base prospectus.

DOMINION

  Dominion is a fully integrated gas and electric energy holding company headquartered in Richmond, Virginia. As of October 31, 2000, we had approximately $28 billion in assets.

  Our primary operating segments are:

   Dominion Energy--Dominion Energy manages our 19,000 megawatt portfolio of electric power generation, our 7,600 miles of gas transmission pipeline and a 885 billion cubic foot natural gas storage network. It also guides our generation growth strategy and our commodity trading, marketing and risk management activities. We currently operate generation facilities in Virginia, West Virginia, North Carolina and Illinois.

   Dominion Delivery--Dominion Delivery manages our local electric and gas distribution systems serving 3.8 million customers, our 6,000 miles of electric transmission lines and our customer service operations. We currently operate transmission and distribution systems in Virginia, West Virginia, North Carolina, Pennsylvania and Ohio. Dominion Delivery also includes Dominion Telecom with its 3,620 route-mile fiber optic network and related telecommunications and advanced data services located principally in the northeast quadrant of the United States.

   Dominion Exploration & Production--Dominion Exploration & Production manages our onshore and offshore oil and gas exploration and production activities. With approximately 2.8 trillion cubic feet of natural gas equivalent reserves and 320 billion cubic feet of annual production, Dominion Exploration & Production is one of the nation's largest independent oil and gas operators. We operate on the outer continental shelf and deep water areas of the Gulf of Mexico, western Canada, the Appalachian Basin and other selected regions in the continental United States.

Opportunities

  Dominion is operating in an industry undergoing fundamental change. We believe that the United States energy markets are currently characterized by increasing demand that is outpacing supply. This situation results from increased use of energy, inadequate investment in new generation facilities and the need to replace older power plants. Further, a new com-petitive environment is emerging from a past characterized by cost-of-service rate regulation and monopoly franchise territories. This situation creates opportunities for development of new generation capacity and acquisition of existing generation assets. We believe these opportunities will be significant as capacity shortages persist and various industry participants seek to divest generation assets to comply with regulatory directives and implement changing business strategies.

  We believe similar opportunities exist in our delivery and exploration and production businesses as demand outpaces supply. Today's commodity prices reflect the current demand for natural gas and oil and, with more than 90% of new power plants under development planning to use natural gas for fuel, we believe the long term fundamentals of delivery and production of natural gas and oil will remain strong.

  Changes in the energy markets also require that producers and their principal customers manage the risks associated with producing and delivering energy commodities. Knowledgeable industry participants are able to market energy commodities profitably and to manage the risks associated with commodity market price fluctuations.

Competitive Strengths

  We believe that we are well positioned in the new energy environment based on our following competitive strengths:

   Size and Scale--Our size and scale give us the critical mass needed to provide the financial strength, flexibility and economies of scale necessary to compete in the new energy marketplace. In addition, our size has provided better access to capital and improved opportunities for expansion.

   MAIN to Maine Focus--We are concentrating our efforts in the Midwest, Northeast and Mid-Atlantic regions of the United States, which we call the "MAIN to Maine" region. In the power industry, "MAIN" means the Middle American Interconnected Network, which comprises the states of Missouri, Illinois, Wisconsin, Michigan and Indiana. The MAIN to Maine region is home to approximately 40% of the nation's demand for energy. It also has some of the nation's highest energy prices and, as a result, is rapidly moving toward industry deregulation and restructuring. Our CNG acquisition, completed in early 2000, substantially increased our concentration of assets and customers in the region.

   Integrated Asset Base--We have the capability to discover and produce gas, store it, sell it or use it to generate power; we can generate electricity to sell to customers in our retail markets or in wholesale transactions. This optionality gives us the ability to produce and sell energy in whatever form we find most useful and economic. We also operate North America's largest natural gas storage system, which gives us the flexibility to provide supply when it is most economically advantageous to do so. As a fully integrated enterprise active in all aspects of the energy supply chain, we have the ability to optimize the value of our energy portfolio to maximize return on invested capital.

   Market Knowledge--We capitalize on our in-depth knowledge of our trading and customer markets. Specifically, our knowledge of the energy trading market allows us to not only manage market risks but also to maximize the value of our energy portfolio. As our industry deregulates, we know that we must remain focused on reliably and efficiently serving our customer base in order to retain existing customers and add new ones.

   Investor Focus--The financial interests of our employees and management are strongly aligned with the interests of our investor base. They own more than 16 million shares and together would be Dominion's largest shareholder. Incentive programs in the form of stock options further align the interests of our employees with those of our investors.

Focused Growth

 Our growth strategy is focused on the MAIN to Maine region and building on the platform provided by our current asset base.

   Dominion Energy--During the period from 2000 to 2005, we plan to have added nearly 10,000 megawatts of generation capacity through new plants, expanded capacity and acquisitions. As part of this plan, 1,100 megawatts of gas-fired generation capacity are already on line. An additional 800 megawatts is under construction or in regulatory approval stages in Virginia. We recently announced our agreement to acquire, for approximately $1.3 billion, the 2,000 megawatt Millstone nuclear facility in Connecticut. We have sited four new generation plants with combined capacity of approximately 2,000 megawatts along the Dominion gas pipelines in Ohio, Pennsylvania and West Virginia. Additional anticipated capacity expansion of 4,000 megawatts is also planned, including capacity expansions at our Elwood facility in Illinois. To support these plans, we have acquired or have options to acquire 45 General Electric turbines and eight steam turbines which will be sufficient to support our 8,000 megawatts of generation expansion.

   Dominion Delivery--We expect continued growth in our distribution business as a result of increasing our customer base and improving our operational efficiencies through technological advances and development. In the telecommunications market, we believe that the rapid growth in bandwidth demand occurring in the U.S. will continue. In particular, we believe significant opportunities for bandwidth expansion exist in smaller markets that have not yet been targeted by the expansion strategies of the major participants in the telecommunications industry. We have recently announced our decision to expand Dominion Telecom in the MAIN to Maine region, initially through acquisitions of existing fiber capacity and through joint development projects with third parties. We have targeted expansion of our fiber optic network to 7,000 route-miles by the end of 2001.

   Dominion Exploration & Production--Over the next four years, we plan 10 to 15 percent average annual growth in BCFe production. We anticipate that this growth will be primarily drill-bit driven from existing resources including our offshore and Gulf Coast exploration program. Other growth will be acquisition driven, such as our recent $85 million acquisition of operating wells and undeveloped locations from Suemaur Exploration Partners and others.

  Because of the changes our industry is undergoing, we continue to encounter opportunities for acquisitions of assets and business combinations that would be consistent with our strategic principles. We regularly investigate any opportunities we learn about that may increase shareholder value or build on our existing asset platform. We often participate in bidding and negotiating processes for those transactions. Any acquisitions or combinations of this type will likely require us to access external financing sources or issue additional equity.

  As we build our geographically focused business, we are also divesting our assets outside of the targeted MAIN to Maine region. We divested our Latin American power generation assets to Duke Energy International for approximately $405 million. We also recently completed the sale of CNG's Argentine operations for $145 million to Sempra Energy International and the sale of our 80% interest in a British power station to

PowerGen plc for approximately $73 million. We are actively exploring the sale of CNG's remaining international operations in Australia.

  Other divestitures will also be completed as a result of regulatory requirements imposed in connection with the CNG merger. As part of the SEC order approving the merger under the Public Utility Holding Company Act of 1935, we are required to divest Dominion Capital. The SEC has allowed three years for this to be accomplished. We recently sold approximately $800 million principal amount of commercial loans held by First Source Financial, a unit of Dominion Capital, to GE Capital Commercial Finance. We also sold an additional $640 million principal amount of commercial loans held by First Source Financial through an affiliated special purpose collateralized loan vehicle on October 11, 2000. We anticipate the sale of additional commercial loans held by Dominion Capital affiliates through affiliated special purpose collateralized loan vehicles in 2001.

  Also, during the merger approval process, we and CNG agreed to divest Virginia Natural Gas, CNG's gas distribution subsidiary located in Virginia Beach, Virginia. We completed the sale of VNG to AGL Resources, Inc. for cash proceeds of $533 million on October 6, 2000. Proceeds from these transactions and from the sales of non-core assets described above are expected to raise more than $1.5 billion which will be applied to reduce debt.

Principal Subsidiaries

  Dominion's principal subsidiaries include Virginia Electric and Power Company (Dominion Virginia Power), a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy in Virginia and northeastern North Carolina, and CNG, a producer, transporter, distributor and retail marketer of natural gas serving customers in Pennsylvania, Ohio, West Virginia, New York and various cities in the Northeast and Mid-Atlantic. Dominion's other principal subsidiaries include Dominion Energy, Inc., an independent power and natural gas subsidiary, and Dominion Capital, Inc., its financial services subsidiary.

  In 1999, the Governor of Virginia signed into law the Virginia Electric Utility Restructuring Act establishing a detailed plan to restructure the electric utility industry in Virginia. The new law provides for deregulation of generation and implementation of customer choice beginning in 2002.

  The new law also requires, among other things, the functional separation of the generation, transmission and retail distribution of incumbent electric utilities. Virginia electric utilities are required to file their functional separation plans with the Virginia State Corporation Commission by January 1, 2001. Dominion Virginia Power filed its functional separation plan with the Virginia Commission on November 1, 2000. Under the plan, Dominion Virginia Power proposes to separate its generation assets and operations from its electric transmission and distribution assets and operations. Dominion Virginia Power would transfer its generation assets, including its obligations under its non-utility generation contracts, to a new company, Dominion Generation, which would be spun off to Dominion.

  Dominion Virginia Power would retain its electric transmission and distribution assets. Dominion Generation would supply Dominion Virginia Power with electric power until July 1, 2007 pursuant to a power purchase agreement.

  Our legal structure is not currently the same as the operating segments we use to manage our business. The functional separation of Dominion Virginia Power's regulated and unregulated businesses may, with regulatory approval, provide us with the opportunity to realign, in part, our legal structure with our operating segments.

  For additional information about our company, see WHERE YOU CAN FIND MORE INFORMATION in this prospectus supplement.


USE OF PROCEEDS

  The Trust will invest all of the proceeds from the sale of the Trust Preferred Securities and the trust common securities toward the purchase of the Junior Subordinated Debentures from Dominion.

  We intend to use the net proceeds from the sale of the Junior Subordinated Debentures for general corporate purposes, including the repayment of debt. This debt may include a portion of our short-term debt, including commercial paper, issued in connection with our acquisition of CNG. At October 31, 2000 the weighted average maturity date of Dominion's approximately $1.0 billion of outstanding commercial paper was approximately 16.97 days and the weighted average interest rate was approximately 6.81%.

                                 CAPITALIZATION

  The table below shows our capitalization on a consolidated basis as of September 30, 2000. The "As Adjusted for Completed Offerings" column reflects our capitalization after giving effect to our October 12, 2000 issuance and sale of 8,250,000 stock purchase units consisting of a common stock purchase contract and a senior note issued by Dominion and our November 27, 2000 issuance and sale of 6,000,000 shares of Common Stock (the "Completed Offerings"), and the use of the net proceeds from the Completed Offerings.

  The "As Fully Adjusted" column reflects our capitalization after giving effect to the Completed Offerings, this offering, and the use of the net proceeds from these offerings.

  You should read this table along with our audited financial statements contained in our most recent Annual Report on Form 10-K as well as the information presented in our Quarterly Reports on Form 10-Q. See WHERE YOU CAN FIND MORE INFORMATION in this prospectus supplement.

                                                      September 30, 2000
                                                ------------------------------
                                                         As Adjusted
                                                        for Completed As Fully
                                                Actual    Offerings   Adjusted
                                                ------- ------------- --------
                                                        (in millions)
Short-term debt/1.........................../.. $ 3,946    $ 3,192    $
Long-term debt, stock purchase units and
 capital lease obligations.....................  11,322     11,734     11,734
Obligated mandatorily redeemable preferred
 securities of subsidiary trusts...............     385        385
Preferred stock................................     509        509        509
Common shareholders' equity....................   6,686      7,021/2/   7,021
                                                -------    -------    -------
Total capitalization........................... $22,848    $22,841    $
                                                =======    =======    =======

--------
/1/Includes securities due within one year.
/2/Reflects an adjustment of approximately $19 million representing the present value of contract adjustment payments related to the stock purchase units.

RATIO OF EARNINGS TO FIXED CHARGES

  These computations reflect Dominion's consolidated earnings and consolidated fixed charges including proportionate interests in the earnings and fixed charges of certain other companies in which we hold an equity interest. For this ratio, earnings is determined by adding total fixed charges (excluding interest capitalized), income taxes, minority common stockholders equity in net income and amortization of interest capitalized to income from continuing operations after eliminating equity in undistributed earnings and adding back losses of companies of which at least 20% but less than 50% of total equity is owned by Dominion. For this purpose, total fixed charges consists of (1) interest on all indebtedness and amortization of debt discount and expense, (2) interest capitalized and (3) an interest factor attributable to rentals.

  The ratio of earnings to fixed charges for each of the periods indicated is as follows:

Nine  Months   Twelve Months Ended December
Ended                      31,
September     ------------------------------
30, 2000/1/   1999/2/ 1998 1997/3/ 1996 1995
------------  ------- ---- ------- ---- ----
    1.64       2.02   2.36  1.97   2.71 2.55

--------
/1/If Dominion had completed the CNG acquisition as of January 1, 2000, the pro forma ratio of earnings to fixed charges for the nine months ended September 30, 2000 would be 1.18x. Net income for the nine months ended September 30, 2000 includes $411 million in restructuring and other acquisition-related costs resulting from the CNG acquisition and a write-down at Dominion Capital, Inc. Dominion is required to divest its financial services business as a result of the acquisition of CNG. Excluding this charge from the calculation above results in a ratio of earnings to fixed charges for the nine months ended September 30, 2000 of 2.17x.
/2/Net income for the twelve months ended December 31, 1999 includes the one-time after-tax charge of $255 million resulting from the discontinued application by Virginia Power of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," to its generation operations. Excluding this charge from the calculation above results in a ratio of earnings to fixed charges for the twelve months ended December 31, 1999 of 2.48x.
/3/Net income for the twelve months ended December 31, 1997 includes the one-time charge of $157 million for the windfall profits tax levied by the United Kingdom government. Excluding this charge from the calculation above results in a ratio of earnings to fixed charges for the twelve months ended December 31, 1997 of 2.22x.

SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

  We are providing or incorporating by reference in this prospectus supplement selected financial information for Dominion and CNG. We derived this information from audited and unaudited financial statements of Dominion and audited financial statements of CNG for the periods presented. The information is only a summary and you should read it together with the financial information included or incorporated by reference in this prospectus supplement. See WHERE YOU CAN FIND MORE INFORMATION in this prospectus supplement.

Dominion--Historical Information

  In the table below, we provide you with our selected historical consolidated financial information. We prepared this information using our consolidated financial statements as of the dates and for the periods indicated. We derived the consolidated income statement data below for each of the three years ended December 31, 1999, and the consolidated balance sheet data at December 31, 1999 and 1998, from financial statements audited by Deloitte & Touche LLP, independent auditors. The remaining data is derived from financial statements that have not been audited, but which, in the opinion of our management, contain all adjustments, including normal recurring accruals, necessary to present fairly our financial position and results of operations and cash flows for the applicable periods.

                                     Nine Months
                                        Ended               Year Ended
                                     September 30,         December 31,
                                    --------------    -------------------------
                                    2000/1/  1999      1999       1998    1997
                                    ------- ------    -------    ------- ------
                                                (in millions)
INCOME STATEMENT INFORMATION, for
 period ended
 Total revenues.................... $6,479  $4,271    $ 5,520    $ 6,081 $7,263
 Income before income taxes,
  minority interests, cumulative
  effect of a change in accounting
  principle and extraordinary
  item.............................    466     751        828        869    679
 Income before extraordinary items
  and cumulative effect of a change
  in accounting principles.........    309     493        828        869    679
 Net income........................    330     238/2/     296/2/     536    399
BALANCE SHEET INFORMATION, at pe-
 riod end
 Cash and cash equivalents.........    438     357        280        426
 Total assets...................... 29,822  18,415     17,747     17,517
 Short-term debt/3/ ...............  3,946   1,549      1,406        744
 Long-term debt.................... 11,322   6,857      6,936      6,252
 Obligated mandatorily redeemable
  preferred securities of
  subsidiary trusts................    385     385        385        385
 Preferred stock...................    509     509        509        689
 Common shareholders' equity.......  6,686   5,005      4,752      5,316

--------
/1/The income statement information and balance sheet information reflect the acquisition of CNG which was consummated effective January 28, 2000.
/2/As discussed in our Form 8-K, filed March 29, 1999, Virginia Power discontinued the application of Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation, to its generation operations. This resulted in a one-time after-tax charge of $255 million. Excluding this charge, net income for the nine months ended September 30, 1999 was $493 million and for the year ended December 31, 1999 was $551 million.
/3/Includes securities due within one year.

CNG--Historical Information

  In the table below, we provide you with CNG's selected historical consolidated financial information. We prepared this information using CNG's consolidated financial statements as of the dates and for the periods indicated. We derived the consolidated income statement data below for each of the three years ended December 31, 1999, and the consolidated balance sheet data at December 31, 1999 and 1998, from audited financial statements incorporated by reference in this prospectus supplement.

                                                                 Year Ended
                                                                December 31,
                                                            --------------------
                                                             1999   1998   1997
                                                            ------ ------ ------
                                                               (in millions)
INCOME STATEMENT INFORMATION, for period ended
 Total operating revenues and income....................... $3,074 $2,760 $3,177
 Income from operations....................................    533    497    567
 Net income................................................    137    239    304
BALANCE SHEET INFORMATION, at period end
 Cash and cash equivalents.................................     94    135
 Total assets..............................................  6,535  6,362
 Short-term debt/1/ .......................................    686    670
 Long-term debt............................................  1,764  1,380
 Common shareholders' equity...............................  2,376  2,400

--------
/1/ Includes current maturities of long-term debt and commercial paper.

Dominion--Selected Pro Forma Condensed Financial Information

  In the table below, we provide you with unaudited selected pro forma condensed financial information for Dominion for the year ended December 31, 1999 as if we had completed the CNG acquisition on January 1, 1999, and for the nine months ended September 30, 2000 as if we had completed the acquisition on January 1, 2000. The pro forma financial information was prepared using the purchase method of accounting, with Dominion treated as the acquiring company.

  This unaudited selected pro forma condensed financial information should be read in conjunction with the separate historical financial statements and accompanying notes of Dominion and CNG, and Dominion's pro forma financial information, all of which are incorporated by reference in this prospectus supplement. You should not rely on the unaudited selected pro forma financial information as an indication of the results of operations or financial position that would have been achieved if the CNG acquisition had taken place earlier; nor should you rely on it as an indicator of the results of operations or financial position of Dominion after the completion of these transactions.

                                                      Nine Months
                                                         Ended      Year Ended
                                                     September 30, December 31,
                                                        2000/1/        1999
                                                     ------------- ------------
                                                           (in millions)
INCOME STATEMENT INFORMATION, for period ended
  Total revenues....................................    $ 6,846      $ 8,594
  Income before income taxes, minority interests,
   cumulative effect of a change in accounting
   principle and extraordinary items................        521          901
  Income before extraordinary items and cumulative
   effect of a change in accounting principles......        339
  Net income........................................        360          232/2/
BALANCE SHEET INFORMATION, at period end
  Cash and cash equivalents.........................        438          374
  Total assets......................................     29,822       28,867
  Short-term debt/3/ ...............................      3,946        6,352
  Long-term debt....................................     11,322        8,680
  Obligated mandatorily redeemable preferred
   securities of subsidiary trusts..................        385          385
  Preferred stock...................................        509          509
  Common shareholders' equity.......................      6,686        6,885

--------
/1/There are no pro forma adjustments for the balance sheet information for the nine months ended September 30, 2000 since the acquisition of CNG had been completed before that date.
/2/As discussed in our Form 8-K, filed March 29, 1999, Virginia Power discontinued the application of Statement of Financial Accounting Standards No. 71, Accounting for the Effects of Certain Types of Regulation, to its generation operations. This resulted in a one-time after-tax charge of $255 million. Excluding this charge, pro forma net income for the year ended December 31, 1999 was $487 million.
/3/Includes securities due within one year.

SPECIFIC TERMS OF THE TRUST PREFERRED SECURITIES

  Specific terms of the Trust Preferred Securities are summarized below. This summary is not complete and should be read together with the DESCRIPTION OF THE TRUST PREFERRED SECURITIES in the base prospectus, where provisions of the amended trust agreement have been summarized.

  The form of amended trust agreement was filed as an exhibit to the registration statement, and you should read the Trust Agreement for provisions that may be important to you. The amended trust agreement will be qualified as an indenture under the Trust Indenture Act. You should also refer to the Trust Indenture Act for provisions that apply to the Trust Preferred Securities.

  The amended trust agreement permits the Trust to "reopen" this offering of Trust Preferred Securities and trust common securities and issue additional Trust Preferred Securities and trust common securities without the consent of the holders of the Trust Preferred Securities or the trust common securities.

Distributions

  Distributions on the Trust Preferred Securities will:

 . be payable in U.S. dollars at       % per annum of the liquidation amount,
  including interest payable on overdue distributions, on the basis of a 360-day year of twelve 30-day months;

 . be cumulative and payable quarterly in arrears on January 30, April 30, July
  30 and October 30 of each year, commencing April 30, 2001; and

 . originally accrue from, and include, the date they are issued.

  In the event that any distribution date is not a business day, payment will be made on the next business day, and no interest or other payment will result from the delay. However, if the deferred payment date is in the next calendar year, the payment will be made on the last business day of the earlier year.

  A business day is any day that is not a Saturday, a Sunday, a day on which banks in New York City or Richmond, Virginia are authorized or required to remain closed, or a day on which the Corporate Trust Office of the Property Trustee or the Subordinated Indenture Trustee is closed for business.

  The record date for distributions will be, for so long as the Trust Preferred Securities remain in book-entry only form, one business day prior to the relevant distribution date. In the event the Trust Preferred Securities are not in book-entry only form, the record date for distributions will be selected by the Administrative Trustees as provided in the prospectus.

Extension of Payment Periods

  So long as there is no event of default under the Subordinated Indenture, Dominion may defer interest payments on the Junior Subordinated Debentures for an extension period of up to 20 consecutive quarters. Distributions on the Trust Preferred Securities would not be paid during any extension period, but would accrue, with interest on unpaid distributions accruing at an annual rate
of      %,
compounded quarterly (to the extent permitted by law). Dominion could not make specified payments on its other securities during an extension period. These payments are described under SPECIFIC TERMS OF THE JUNIOR SUBORDINATED DEBENTURES-- "Extension of Payment Periods" in this prospectus supplement.

  Before the end of any extension period that is shorter than 20 consecutive quarters, Dominion could further extend the period, so long as the entire extension period would not exceed 20 consecutive quarters. No payments can be deferred beyond the maturity date of the Junior Subordinated Debentures. At the end of any extension period, if all amounts then due on the Junior Subordinated Debentures, including additional interest on unpaid interest, have been paid, Dominion could elect to begin a new extension period. See ADDITIONAL TERMS OF THE JUNIOR SUBORDINATED DEBENTURES-- "Option to Extend Interest Payment Period" in the base prospectus.

  Dominion has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures.

Redemption of Trust Preferred Securities

  The Trust must redeem the Trust Preferred Securities when the Junior Subordinated Debentures are paid at maturity or if the Junior Subordinated Debentures are redeemed before they mature. The Junior Subordinated Debentures
will mature on           , 2041, and may be redeemed (i) at any time, in whole
but not in part, upon the occurrence of a Special Event at a redemption price equal to the Special Event Redemption Price, as described below, and (ii) at
any time on or after   , 2006, in whole or in part, at a redemption price equal
to the Optional Redemption Price, as described below, plus, in each case, accrued interest. See "Right to Redeem Upon a Special Event" below for a description of the term Special Event. In the event that fewer than all of the outstanding trust securities are to be redeemed, the Trust Preferred Securities will be redeemed proportionately.

  Upon the repayment of the Junior Subordinated Debentures, whether at maturity or upon redemption, the proceeds from such repayment or payment shall simultaneously be applied to redeem Trust Preferred Securities having an aggregate liquidation amount equal to the aggregate principal amount of the Junior Subordinated Debentures so repaid or redeemed at the redemption price; provided that holders of Trust Preferred Securities shall be given not less than 20 nor more than 60 days notice of such redemption.

  The redemption price shall equal, for each Trust Preferred Security, the applicable redemption price for a corresponding $25 principal amount of Junior Subordinated Debentures together with accrued distributions to but excluding the redemption date.

  The "Special Event Redemption Price" shall be equal to 100% of the principal amount of such Junior Subordinated Debentures.

  The "Optional Redemption Price" shall be equal to 100% of the principal amount of such Junior Subordinated Debentures.

Right to Redeem Upon a Special Event

  Dominion will have the right to redeem all, but not fewer than all, of the Junior Subordinated Debentures, at the Special Event Redemption Price, plus accrued interest, at any time within 90 days after a Tax Event or an Investment Company Event (either, a Special Event) happens.

  In the event of redemption of the Junior Subordinated Debentures due to the occurrence of a Special Event, the Property Trustee will use the proceeds to redeem the Trust Preferred Securities and trust common securities at a redemption price equal to the Special Event Redemption Price for a corresponding $25 principal amount of Junior Subordinated Debentures plus any unpaid distributions to but excluding the date of redemption.

  A Tax Event means that the Administrative Trustees have received an opinion of independent tax counsel experienced in those matters to the effect that, as a result of any amendment to, change or announced proposed change in:

 . the laws or regulations of the United States or any of its political subdivisions or taxing authorities, or

 . any official administrative pronouncement, action or judicial decision interpreting or applying those laws or regulations,

which amendment or change becomes effective or proposed change, pronouncement, action or decision is announced on or after the date the Trust Preferred Securities are issued and sold, there is more than an insubstantial risk that:

 . the Trust is or within 90 days would be subject to U.S. federal income tax with respect to income accrued or received on the Junior Subordinated Debentures,

 . interest payable to the Trust on the Junior Subordinated Debenture is not or within 90 days would not be deductible, in whole or in part, by us for U.S. federal income tax purposes, or

 . the Trust is or within 90 days would be subject to a material amount of other taxes, duties or other govenmental charges.

  Investment Company Event means that the Administrative Trustees have received an opinion of a nationally recognized independent counsel to the effect that, as a result of an amendment to or change in the Investment Company Act or regulations thereunder on or after the date the Trust Preferred Securities are issued and sold, there is more than an insubstantial risk that the Trust is or will be considered an investment company and be required to be registered under the Investment Company Act.

Liquidation

  The amount payable on the Trust Preferred Securities in the event of any liquidation of the Trust is $25 per Trust Preferred Security plus accumulated and unpaid distributions, which may be in the form of a distribution of Junior Subordinated Debentures. See "Distribution of Junior Subordinated Debentures" below and DESCRIPTION OF THE TRUST PREFERRED SECURITIES "Liquidation Distribution Upon Dissolution" in the base prospectus.

Distribution of the Junior Subordinated Debentures

  In addition to the events that would cause a dissolution of the Trust as described under

DESCRIPTION OF THE TRUST PREFERRED SECURITIES --"Liquidation Distribution Upon Dissolution" in the base prospectus and subject to the condition described below, at any time, Dominion may:

 . dissolve the Trust; and

 . distribute Junior Subordinated Debentures to the holders of the Trust
  Preferred Securities.

  The right to dissolve the Trust and distribute the Junior Subordinated Debentures will be conditioned on Dominion's receipt of an opinion rendered by an independent tax counsel that the distribution would not result in the recognition of gain or loss for federal income tax purposes by the holders. After dissolution and distribution of the Junior Subordinated Debentures, the Trust Preferred Securities and the trust common securities will no longer be outstanding. Certificates representing Trust Preferred Securities will then represent Junior Subordinated Debentures that:

 . have a principal amount equal to the liquidation amount of the Trust
  Preferred Securities; and

 . bear accrued and unpaid interest equal to any accrued and unpaid distributions on the Trust Preferred Securities.

  If Dominion distributes Junior Subordinated Debentures to holders of Trust Preferred Securities in a dissolution of the Trust, those Junior Subordinated Debentures will be issued in denominations of $25 and integral multiples of $25 and will initially be issued in the form of one or more global securities. DTC, or any successor depositary for the Trust Preferred Securities, will act as depositary for the Junior Subordinated Debentures. It is anticipated that the depositary arrangements for the Junior Subordinated Debentures would be substantially identical to those in effect for the Trust Preferred Securities. See BOOK-ENTRY PROCEDURES AND SETTLEMENT in this prospectus supplement. There can be no assurances as to the market price of any Junior Subordinated Debentures that may be distributed to the holders of Trust Preferred Securities.

Book-Entry Securities

  The Trust Preferred Securities will trade through DTC. The Trust Preferred Securities will be represented by a global certificate and registered in the name of Cede & Co., DTC's nominee. See BOOK-ENTRY PROCEDURES AND SETTLEMENT in this prospectus supplement.

Information Concerning the Property Trustee

  The Chase Manhattan Bank is the Property Trustee. It is also the Guarantee Trustee, the Subordinated Indenture Trustee and the Senior Indenture Trustee. Dominion and certain of its affiliates maintain deposit accounts and banking relationships with The Chase Manhattan Bank. The Chase Manhattan Bank also serves as trustee under other indentures pursuant to which Dominion securities and securities of certain of its affiliates are outstanding.

Information Concerning the Delaware Trustee

  Chase Manhattan Bank USA, National Association (formerly known as Chase Manhattan Bank Delaware) is the Delaware Trustee. It is an affiliate of The Chase Manhattan Bank which serves as Property

Trustee and in the other capacities described above under "Information Concerning the Property Trustee."

SPECIFIC TERMS OF THE JUNIOR SUBORDINATED DEBENTURES

  Specific terms of the Junior Subordinated Debentures are summarized below. This summary is not complete and should be read together with the DESCRIPTION OF DEBT SECURITIES and ADDITIONAL TERMS OF THE JUNIOR SUBORDINATED DEBENTURES in the base prospectus, where provisions of the Subordinated Indenture have been summarized.

  The Subordinated Indenture and the form of supplemental indenture under which the Junior Subordinated Debentures will be issued were filed as exhibits to the registration statement, and you should read these documents for provisions that may be important to you. The Subordinated Indenture is qualified as an indenture under the Trust Indenture Act. You should also refer to the Trust Indenture Act for provisions that apply to the Junior Subordinated Debentures.

  The Subordinated Indenture permits Dominion to "reopen" this series of Junior Subordinated Debentures and issue additional Junior Subordinated Debentures of this series without the consent of the holders of Junior Subordinated Debentures.

  The Junior Subordinated Debentures will mature on        , 2041.

Interest

  Interest on the Junior Subordinated Debentures will:

 . be payable in U.S. dollars at       % per annum, including interest payable
  on
 overdue interest, on the basis of a 360-day year of twelve 30-day months;

 . be cumulative and payable quarterly in arrears on January 30, April 30, July
  30, and October 30 of each year, beginning April 30, 2001; and

 . originally accrue from, and include, the date they are issued.

  If any payment date is not a business day, payment will be made on the next following business day, and no interest or other payment will result from the delay.

  For so long as the Trust Preferred Securities or Junior Subordinated Debentures distributed to holders of Trust Preferred Securities remain in book-entry only form, the record date for interest will be one business day prior to the scheduled distribution or interest payment date. For any of these Junior Subordinated Debentures not in book-entry only form, the record date for distributions will be the fifteenth day before the scheduled distribution or interest payment date, whether or not it is a business day.

Extension of Payment Periods

  So long as there is no event of default under the Subordinated Indenture, Dominion may defer interest payments on the Junior Subordinated Debentures for an extension period of up to 20 consecutive quarters; provided, however, that no such extension period may extend beyond the maturity of the Junior Subordinated Debentures. During this period, the interest on the Junior
Subordinated Debentures will still accrue at a per annum rate of       %. In
addition, interest on the
unpaid interest will accrue at an annual rate of      %, compounded quarterly,
to the extent permitted by law. Distributions on the Trust Preferred Securities would not be paid during any extension period with respect to the Junior
Subordinated Debentures, but would accumulate at the per annum rate of      %.
In addition, interest on unpaid distributions will accrue at an annual rate of
     %, compounded quarterly, to the extent permitted by law. When we refer to any payment of interest, interest includes such additional interest and any interest payable as described in the second bullet point under ADDITIONAL TERMS OF JUNIOR SUBORDINATED DEBENTURES--"Additional Covenants Applicable to Junior Subordinated Debentures" in the base prospectus.

  Before the end of any extension period that is shorter than 20 consecutive quarters, Dominion could further extend the period, so long as the entire extension period would not exceed 20 consecutive quarters. No payments can be deferred beyond the maturity date of the Junior Subordinated Debentures. At the end of any extension period, if all amounts then due on the Junior Subordinated Debentures, including additional interest on unpaid interest, have been paid, Dominion could elect to begin a new extension period.

  If Dominion defers payment on the Junior Subordinated Debentures, Dominion may not:

 . declare or pay any dividend or distribution on its capital stock, other than dividends paid in shares of common stock of Dominion;

 . redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock;

 . make any payment of principal or of interest or premium, if any, or repay or repurchase or redeem any indebtedness that is equal in right of payment with, or subordinated to, the Junior Subordinated Debentures; or

 . make any guarantee payments with respect to any of the above.

 . See ADDITIONAL TERMS OF THE JUNIOR SUBORDINATED DEBENTURES--"Option to Extend
  Interest Payment Period" in the base prospectus.

  Any extension of the payment period for interest on the Junior Subordinated Debentures, or on any other securities issued under the Subordinated Indenture or on any similar securities, will apply to all securities of the same type. Those extensions will also apply to distributions on Trust Preferred Securities and trust common securities and all other securities with terms substantially the same as Trust Preferred Securities and trust common securities. Dominion will give the Trust and the Subordinated Indenture Trustee notice of its election of an extension period before the earlier of:

 . one business day before the record date for the scheduled distribution; and

 . the date Dominion is required to give notice of an extension period to the New York Stock Exchange.

  Dominion will cause the Trust to send notice of that election to the holders of Trust Preferred Securities.

Redemption

  The Junior Subordinated Debentures may be redeemed (i) at any time, in whole but not in part, within 90 days after the occurrence of a Special Event at a redemption price equal to the Special Event
Redemption Price and (ii) at any time on or after        , 2006, in whole or in
part, at a redemption price equal to the Optional Redemption Price, plus, in each case, accrued interest.

  For the definitions of Tax Event and Investment Company Event, see SPECIFIC TERMS OF THE TRUST PREFERRED SECURITIES--"Right to Redeem Upon a Special Event" in this prospectus supplement. For the definitions of Special Event Redemption Price and Optional Redemption Price, see SPECIFIC TERMS OF THE TRUST PREFERRED SECURITIES--"Redemption of the Trust Preferred Securities" in this prospectus supplement.

SUBORDINATION OF THE GUARANTEE
  Our obligations under the Guarantee will be unsecured obligations of the Company. Those obligations will rank:

  . Subordinate and junior in right of payment to all of our other liabilities, other than obligations or liabilities that rank equal in priority or subordinate by their terms;
  . Equal in priority with the Junior Subordinated Debentures that we may issues and similar guarantees; and
  .  Senior to our preferred and common stock.
  We have approximately $258 million in Junior Subordinated Debentures outstanding that will rank equal in priority with the Guarantee. We have no preferred stock outstanding at this time. We have common stock outstanding that will rank junior to the Guarantee.

  The Guarantee will be a guarantee of payment and not of collection. This means that the guaranteed party may institute a legal proceeding directly against us, as guarantor, to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity.
  The terms of the Trust Preferred Securities will provide that each holder to the Trust Preferred Securities, by accepting those Trust Preferred Securities, agrees to the subordination provisions and other terms of the Guarantee.

BOOK-ENTRY PROCEDURES AND SETTLEMENT

  Upon issuance, all book-entry securities will be represented by one or more fully registered global certificates. Each global security will be deposited with DTC or its custodian and will be registered in the name of DTC or a nominee of DTC. DTC will thus be the only registered holder of these securities.

  The following is based on information furnished to us by DTC:

  DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants ("Participants") and to facilitate the clearance and settlement of securities transactions among its Participants in these securities through electronic book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. DTC's Participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Persons who are not Participants may beneficially own securities held by DTC only through Participants.

  DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others including securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the SEC.

  Purchases of securities within the DTC system must be made by or through Direct Participants, which will receive a credit for the securities on DTC's records. The ownership interest of each actual purchaser of securities ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased securities. Transfers of ownership interests in the securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in securities, except in the event that use of the book-entry system for the securities is discontinued.

  DTC has no knowledge of the actual Beneficial Owners of the securities. DTC's records reflect only the identity of the Direct Participants to whose accounts the securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

  Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Although voting with respect to the securities is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to securities. Under its usual procedures, DTC would mail an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

  Payments on the securities will be made to DTC in immediately available funds. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on the relevant payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name", and will be the responsibility of the Participant and not of DTC or Dominion, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to DTC is our responsibility, disbursement of the payments to Direct Participants is the responsibility of DTC, and disbursement of the payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

  Except as provided in this prospectus supplement, a Beneficial Owner of securities will not be entitled to receive physical delivery of securities. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the securities. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

  DTC may discontinue providing its services as securities depositary with respect to the securities at any time by giving reasonable notice to us. Under those circumstances, in the event that a successor securities depositary is not obtained, securities certificates will be printed and delivered to the holders of record. Additionally, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the securities. In that event, certificates for the securities will be printed and delivered to the holders of record.

  We have no responsibility for the performance by DTC or its Participants of their respective obligations as described in this prospectus supplement or under the rules and procedures governing their respective operations.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

General

  In this section, we summarize certain of the material United States federal income tax consequences of purchasing, owning and selling the Trust Preferred Securities. The statements of law and legal conclusions set forth in this summary represent the opinion of McGuireWoods LLP, special tax counsel to Dominion and the Trust. Except where we state otherwise, this summary deals only with Trust Preferred Securities held as capital assets (as defined in the Internal Revenue Code of 1986, as amended (the "Code")) by a U.S. Holder (as defined below) who purchases the Trust Preferred Securities at their original offering price when the Trust originally issues them.

  We do not address all of the tax consequences that may be relevant to a U.S. Holder. We also do not address, except as stated below, any of the tax consequences to holders that may be subject to special tax treatment including banks, thrift institutions, real estate investment trusts, personal holding companies, tax-exempt organizations, regulated investment companies, insurance companies, and brokers and dealers in securities or currencies. Further, we do not address:

 . the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of the Trust Preferred Securities;

 . the United States federal estate and gift or alternative minimum tax consequences of the purchase, ownership or sale of the Trust Preferred Securities;

 . persons who hold the Trust Preferred Securities in a "straddle" or as part of a "hedging," "conversion" or "constructive sale" transaction or whose "functional currency" is not the United States dollar; or

 . any state, local or foreign tax consequences of the purchase, ownership and sale of Trust Preferred Securities.

  Accordingly, you should consult your tax advisor regarding the tax consequences of purchasing, owning and selling the Trust Preferred Securities in light of your circumstances.

  A "U. S. Holder" is a Trust Preferred Securities holder who or which is:

 . a citizen or resident of the United States;

 . a corporation, partnership or other entity created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations provide otherwise);

 . an estate if its income is subject to United States federal income taxation regardless of its source; or

 . a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

  This summary is based on the Code, Treasury regulations (proposed and final) issued under the Code, and administrative and judicial interpretation thereof, all as they currently exist as of the date of this prospectus supplement. These income tax laws and regulations, however, may change at any time, possibly on a retroactive basis. Any such changes may affect this summary.

Classification of the Junior Subordinated Debentures

  McGuireWoods LLP will render its opinion to the effect that the Junior Subordinated Debentures will be classified for United States federal income tax purposes as indebtedness of Dominion under current law, and, by acceptance of a Trust Preferred Security, each holder covenants to treat the Junior Subordinated Debentures as indebtedness and the Trust Preferred Securities as evidence of an indirect beneficial ownership interest in the Junior Subordinated Debentures. No assurance can be given, however, that the Internal Revenue Service will not challenge this position or, if challenged, that such a challenge would not be successful. The remainder of this discussion assumes that the Junior Subordinated Debentures will be classified as indebtedness of Dominion for United States federal income tax purposes.

Classification of the Trust

  In connection with the issuance of the Trust Preferred Securities, McGuireWoods LLP will render a legal opinion generally to the effect that, under current law and assuming full compliance with the terms of the trust agreement, the indenture, and certain other documents, and based on certain facts and assumptions described in the opinion, the Trust will be classified for United States federal income tax purposes as a grantor trust and will not be subject to tax as a corporation. Accordingly, for United States federal income tax purposes, you will generally be treated as the owner of an undivided beneficial interest in the assets of the Trust, including the Junior Subordinated Debentures. You will be required to include in ordinary income for United States federal income tax purposes your allocable share of interest (or "OID", if any) paid or accrued on the Junior Subordinated Debentures.

Interest Income and Original Issue Discount

  Generally, stated interest on the Junior Subordinated Debentures will be taxable as ordinary income at the time the interest is paid or accrued (depending on your method of tax accounting) unless the Junior Subordinated Debentures are issued with original issue discount or "OID."

  Under the Treasury regulations relating to OID, a debt instrument will be deemed to be issued with OID if there is more than a "remote" contingency that periodic stated interest payments due on the instrument will not be timely paid. Because the exercise by us of our option to defer payments of stated interest on the Junior Subordinated Debentures would prevent us from:

 . declaring dividends, or engaging in certain other capital transactions, with respect to our capital stock, or

 . making any payment on any debt securities issued by us that rank equal with or junior to the Junior Subordinated Debentures,

we believe that the likelihood of our exercising the option is "remote" within the meaning of the Treasury regulations.

  As a result, we intend to take the position, based on the advice of our tax counsel, that the Junior Subordinated Debentures will not be deemed to be issued with OID. Based on this position, stated interest payments on the Junior Subordinated Debentures will be includible in your ordinary income at the time that such payments are received or accrued in accordance with your regular method of accounting. Because the Internal Revenue Service has not yet addressed the Treasury regulations in any published rulings or other interpretations, it is possible that the Internal Revenue Service could take a position contrary to the position taken by us. In that event, the Internal Revenue Service may, for example, require you to include interest on the Junior Subordinated Debentures in your taxable income as it accrues rather than when you receive payment even though you use the cash method of accounting for federal income tax purposes.

Exercise of Deferral Options

  Under Treasury regulations, if we were to exercise our option to defer the payment of interest on the Junior Subordinated Debentures, the Junior Subordinated Debentures would be treated as redeemed and reissued for OID purposes and the sum of the remaining interest payments on the Junior Subordinated Debentures would be treated as OID, which you would be required to accrue and include in taxable income on an economic accrual basis (regardless of your method of accounting for income tax purposes) over the remaining term of the Junior Subordinated Debentures (including any period of interest deferral), without regard to the timing of payments under the Junior Subordinated Debentures. The amount of interest income includible in your taxable income would be determined on the basis of a constant yield method over the remaining term of the Junior Subordinated Debentures and the actual receipt of future payments of stated interest on the Junior Subordinated Debentures would no longer be separately reported as taxable income. The total amount of OID that would accrue during the deferred interest payment period would be approximately equal to the amount of the cash payment due at the end of such period. Any OID included in income would increase your adjusted tax basis in your Trust Preferred Securities, and your actual receipt of cash interest payments would reduce your basis in the Trust Preferred Securities.

Corporate U.S. Holders
  Corporate U.S. holders of the Trust Preferred Securities will not be entitled to a dividends-received deduction for any income from the Trust Preferred Securities.

Sales of Trust Preferred Securities

  If you sell your Trust Preferred Securities, you will recognize gain or loss in an amount equal to the difference between your adjusted tax basis in the Trust Preferred Securities and the amount realized from the sale (generally, your selling price less any amount received in respect of accrued but unpaid interest not previously included in your income). Your adjusted tax basis in the Trust Preferred Securities generally will equal:

 . the initial purchase price that you paid for the Trust Preferred Securities plus

 . any accrued and unpaid distributions that you were required to treat as OID less any cash distributions received in respect of accrued OID.

  Gain or loss on the sale of Trust Preferred Securities generally will be capital gain or loss.

  The Trust Preferred Securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest (or OID if the Junior Subordinated Debentures are treated as having been issued or reissued with OID) relating to the underlying Junior Subordinated Debentures. If you dispose of your Trust Preferred Securities, you will be required to include in ordinary income for United States federal income tax purposes any portion of the amount realized that is attributable to accrued but unpaid interest (including OID, if any) through the date of sale. This income inclusion will increase your adjusted tax basis in the Trust Preferred Securities but may not be reflected in the sale price. To the extent the sale price is less than your adjusted tax basis, you will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

Receipt of Junior Subordinated Debentures or Cash Upon Liquidation of the Trust

  If we dissolve the Trust and cause the Trust to distribute the Junior Subordinated Debentures on a proportionate basis to you, you will not be subject to tax. Rather, you would have an adjusted tax basis in the Junior Subordinated Debentures received in the liquidation equal to the adjusted tax basis in your Trust Preferred Securities surrendered for the Junior Subordinated Debentures. Your holding period for the Junior Subordinated Debentures would include the period during which you had held the Trust Preferred Securities. If, however, the trust is classified, for United States federal income tax purposes, as an association that is subject to tax as a corporation at the time of the liquidation, the distribution of the Junior Subordinated Debentures would constitute a taxable event to you and you would acquire a new holding period in the Junior Subordinated Debentures received.

  If the Junior Subordinated Debentures are redeemed for cash and the proceeds of the redemption are distributed to you in redemption of your Trust Preferred Securities, the redemption would be treated as a sale of the Trust Preferred Securities, in which gain or loss would be recognized, as described immediately above.

Possible Tax Legislation

  Certain tax law changes have been proposed from time to time which could affect the deductibility of interest paid on instruments similar to the Junior Subordinated Debentures. None of these proposals have become law. There can be no assurance however that legislation affecting our ability to deduct interest paid on the Junior Subordinated will not be enacted in the future or that any such legislation would not be effective retroactively. Any such legislation could give rise to a Tax Event and result in the early redemption of the Trust Preferred Securities.

Information Reporting and Back-Up Withholding

  Generally, income on the Trust Preferred Securities will be reported to you on an Internal Revenue Service Form 1099, which should be mailed to you by January 31 following each calendar year. If you fail to supply your correct taxpayer identification number or under-report your tax liability, the Internal Revenue Service may require the property trustee or its agent to withhold federal income tax at the rate of 31% from each interest payment. You will be permitted to credit any withheld tax against your federal income tax liability.

ERISA CONSIDERATIONS

  ERISA and the Internal Revenue Code impose requirements on Plans and Plan fiduciaries. The term "Plan" means an employee benefit plan, as defined in
Section 3(3) of ERISA, that is subject to Title I of ERISA; a plan, as defined in Section 4975(e)(1) of the Internal Revenue Code, that is subject to Section 4975 of the Internal Revenue Code, including individual retirement accounts or Keogh plans; and an entity whose underlying assets include plan assets by reason of a plan's investment in that entity, including insurance company general accounts. A Plan fiduciary considering an investment in the Trust Preferred Securities should determine, among other factors, whether that investment is permitted under the governing Plan, is appropriate for the Plan in view of its overall investment policy and the composition and diversification of its portfolio and is prudent considering the factors discussed in this prospectus and the attached prospectus supplement.

  ERISA and the Internal Revenue Code prohibit various transactions involving the assets of a Plan and persons referred to as parties in interest under ERISA or disqualified persons under the Internal Revenue Code. A prohibited transaction could subject disqualified persons to excise taxes and impose other liabilities on Plan fiduciaries, unless exemptive relief is available under an applicable statutory or administrative exemption. Such administrative exemptions include prohibited transaction class exemption ("PTCE") 96-23 (for certain transactions effected by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). A Plan fiduciary considering an investment in the Trust Preferred Securities should consider whether that investment might constitute a prohibited transaction under ERISA or the Internal Revenue Code, and whether exemptive relief is available.

  A number of employee benefit plans, such as foreign plans, governmental plans, as defined in Section 3(32) of ERISA, and certain church plans, as defined in Section 3(33) of ERISA, are not subject to the restrictions of ERISA. As a result, assets of these plans may be invested in the Trust Preferred Securities without regard to the ERISA restrictions, subject to the provisions of any other applicable federal or state law. You should note, however, that any governmental plan or church plan that is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Internal Revenue Code is subject to the prohibited transaction rules set forth in Section 503 of the Internal Revenue Code.

Prohibited Transaction Considerations

  Treatment of Trust Assets as Plan Assets. A transaction involving the operation of the Trust might constitute a prohibited transaction under ERISA and the Internal Revenue Code if assets of the Trust were deemed to be assets of an investing Plan. The United States Department of Labor ("DOL") has issued regulations, called the plan asset regulations, addressing whether the assets of a Plan would include the assets of an entity in which the Plan has invested for purposes of the fiduciary responsibility provisions of ERISA and the prohibited transaction provisions of ERISA and the Internal Revenue Code. In general, under the plan asset regulations, when a Plan acquires an equity interest in an entity such as the Trust, the assets of the Plan include both the equity interest and an undivided interest in each of the underlying assets of the entity unless the exceptions set forth in the regulations apply. In general, an equity interest is defined under the plan asset regulations as any interest in an entity, other than an instrument that is treated as indebtedness under applicable local law and has no substantial equity features, and includes a beneficial interest in a Trust.

  If the assets of the Trust are deemed to be the assets of an investing Plan, any person who has discretionary authority or control with respect to the Trust assets, and any person who provides investment advice for a fee with respect to Trust assets, will be a fiduciary of the investing Plan. This fiduciary status would increase the scope of activities that would constitute prohibited transactions under ERISA and the Internal Revenue Code.

  Exception for Insignificant Participation by Benefit Plan Investors. The plan asset regulation provides that the assets of an entity such as the Trust will not be deemed to be the assets of an investing Plan if equity participation in the entity by benefit plan investors, such as employee benefit plans or individual retirement accounts, is not significant. An equity participation in an entity is not deemed to be significant if benefit plan investors hold less than 25% of the value of each class of equity interests in that entity. In calculating the value of a class of equity interests, the value of any equity interests held by Dominion Resources, Inc., the Trustee or any of their affiliates must be excluded. We cannot assure you that benefit plan investors will hold less than 25% of the value of each class of equity interests in the Trust.

  Exception for Publicly Offered Securities. The plan asset regulation provides that the issuer of a publicly-offered security acquired by a Plan will not be deemed to hold Plan assets solely because of that acquisition. A publicly-offered security is a security that is freely transferable, part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another and either:

 . part of a class of securities registered under the Exchange Act; or

 . sold to the Plan as part of an offering of securities to the public under the Securities Act; provided, however, that the class of securities of which the security is a part must be registered under the Exchange Act within 120 days, or later if allowed by the SEC, after the end of the fiscal year of the issuer during which the offering of the securities to the public occurred.

  The underwriters expect that the Trust Preferred Securities will qualify as publicly offered securities under the plan asset regulations. We cannot assure you that the Trust Preferred Securities will be held by 100 or more independent investors, however, and no monitoring or other measures will be taken to insure that this requirement of the publicly offered security exception will be satisfied. If the Trust Preferred Securities do not qualify as publicly offered securities under the plan asset regulations, the assets of the Trust may be deemed the assets of any Plan that invests in the Trust Preferred Securities. In that event, transactions involving the Trust and either parties in interest or disqualified persons with respect to an investing Plan might be prohibited under ERISA or the Internal Revenue Code and could subject disqualified persons to excise taxes and impose other liabilities on Plan fiduciaries, unless exemptive relief is available under an applicable statutory or administrative exemption.

  We suggest that Plan fiduciaries or other persons considering an investment in the Trust Preferred Securities on behalf of or with the assets of a Plan consult their own counsel regarding the consequences to the Plan of that investment, including the consequence to the Plan if the assets of the Trust were to become subject to the fiduciary and prohibited transaction rules of ERISA and the Internal Revenue Code.

Additional Considerations for Insurance Company General Accounts

  In John Hancock Mut. Life Ins. Co. v. Harris Trust and Sav. Bank, 510 U.S. 86
(1993), the United States Supreme Court held that, under some circumstances, assets held in an insurance company's general account may be deemed to be assets of Plans that were issued policies supported by that general account.

  The Small Business Job Protection Act of 1996 added a new section of ERISA relating to the status of the assets of insurance company general accounts under ERISA and the Internal Revenue Code.

This new section provides that assets underlying general account policies issued before December 31, 1998 will not be considered assets of a Plan to the extent the criteria set forth in DOL regulations are satisfied. This new section also requires the DOL to issue regulations establishing those criteria. On January 4, 2000, the DOL issued final regulations, called the general account regulations, for this purpose. The general account regulations are not generally applicable until July 5, 2001. The general account regulations provide that, when a Plan acquires a policy issued by an insurance company on or before December 31, 1998 which is supported by assets of the insurance company's general account, the assets of the Plan will include the policy but not the underlying assets of the general account to the extent the requirements set forth in the general account regulations are satisfied. The general account regulations do not apply to any general account policies issued after December 31, 1998.

  We suggest that Plan fiduciaries or other persons considering an investment in the Trust Preferred Securities on behalf of an insurance company general account consult their own counsel regarding the effect of the John Hancock decision and the general account regulations on that investment.

                                  UNDERWRITING

  Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date of this prospectus supplement, each of the Underwriters named below has severally agreed to purchase, and the Trust has agreed to sell to each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as the representatives, severally, the number of Trust Preferred Securities listed opposite its name below:

                                                                      Number of
                                                                        Trust
                                                                      Preferred
     Underwriter                                                      Securities
     -----------                                                      ----------
Merrill Lynch, Pierce, Fenner & Smith Incorporated ..................
Morgan Stanley & Co. Incorporated....................................
A.G. Edwards & Sons, Inc. ...........................................
First Union Securities, Inc. ........................................
Lehman Brothers Inc. ................................................
Salomon Smith Barney Inc. ...........................................
UBS Warburg LLC......................................................

                                                                      Number of
                                                                        Trust
                                                                      Preferred
                             Underwriter                              Securities
                             -----------                              ----------

                                                                         ----

     Total..........................................................
                                                                         ====

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Trust Preferred Securities are subject to the approval of specified legal matters by their counsel and to other conditions. In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions described in the Underwriting Agreement, to purchase all the Trust Preferred Securities offered in this issuance if any of the Trust Preferred Securities are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in some circumstances, the purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

  The Underwriters initially propose to offer the Trust Preferred Securities directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a
concession not in excess of $   per Trust Preferred Security. The Underwriters
may allow, and the dealers may reallow, a concession not in excess of $   per
Trust Preferred Security to other dealers. After the initial offering of the Trust Preferred Securities, the public offering price, concession and other selling terms may be changed.

  Because the proceeds of the sale of the Trust Preferred Securities will ultimately be used to purchase the Junior Subordinated Debentures of Dominion, the Underwriting Agreement provides that Dominion will pay to the Underwriters
as compensation for their services $   per Trust Preferred Security, or $
in the aggregate. Dominion will also pay other expenses of the offering, which
it expects to be approximately $    .

  Dominion and the Trust have agreed that, without the prior written consent of the representatives, on behalf of the Underwriters, they will not, during the period ending 30 days after the date of this prospectus supplement and the delivery of the Trust Preferred Securities, directly or indirectly, publicly issue, sell, offer or contract to sell, in the market in which the Trust Preferred Securities are being offered and sold, any securities of Dominion or any of its subsidiaries which are of the same class as the Trust Preferred Securities.

  Prior to this offering, there has been no market for the Trust Preferred Securities. The Trust plans to list the Trust Preferred Securities on the New York Stock Exchange, and trading of the Trust Preferred Securities is expected to begin within a 30 day period after the Trust Preferred Securities are first issued. In order to meet all of the requirements for listing the Trust Preferred Securities on the New York Stock Exchange, the Underwriters have agreed to sell in lots of 100 or more the Trust Preferred Securities to a minimum of 400 beneficial holders. The Underwriters have advised Dominion that they intend to make a market in the Trust Preferred Securities but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Trust Preferred Securities.

  In order to facilitate the offering of the Trust Preferred Securities, the Underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the Trust Preferred Securities. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Trust Preferred Securities for their account. In addition, to cover over-allotments or to stabilize the price of the Trust Preferred Securities, the Underwriters may bid for, and purchase, the Trust Preferred Securities in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Trust Preferred Securities in the offering if the syndicate repurchases previously distributed Trust Preferred Securities in transactions to cover syndicate short positions, in stabilization transactions, or otherwise. Any of these activities may stabilize or maintain the market price of the Trust Preferred Securities above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  Dominion and the Trust have agreed to indemnify the Underwriters against, or contribute to payments the Underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act.

  Some of the Underwriters engage in transactions with, and from time to time have performed services for, Dominion and its subsidiaries in the ordinary course of business.

LEGAL MATTERS

  Certain matters of Delaware law relating to the validity of the Trust Preferred Securities, the enforceability of the Trust Agreement and the creation of the Trust will be passed upon on behalf of the Trust by Richards, Layton & Finger, P.A., Wilmington, Delaware, special Delaware counsel to the Trust. Certain legal matters in connection with the offering of the Trust Preferred Securities, the Junior Subordinated Debentures and the Guarantee will be passed upon for Dominion by McGuireWoods LLP and for the underwriters by Troutman Sanders Mays & Valentine LLP. In addition, certain legal matters will be passed upon for the underwriters by Dewey Ballantine LLP, New York, New York. McGuireWoods LLP will also pass upon certain matters relating to United States Federal income tax considerations. In rendering its opinion, Dewey Ballantine LLP will rely upon Troutman Sanders Mays & Valentine LLP as to all matters of Virginia law.

EXPERTS

  The financial statements incorporated in this prospectus supplement by reference from Dominion's Annual Report on Form 10-K for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The audited historical consolidated financial statements of CNG incorporated by reference in Dominion's Form 8-K filed with the SEC on February 1, 2000, incorporated by reference in this prospectus supplement, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

Prospectus



[LOGO OF DOMINION RESOURCES INC.]

DOMINION RESOURCES, INC.
120 Tredegar Street
Richmond, Virginia 23219
(804) 819-2000

                                 $4,500,000,000

                             Senior Debt Securities

                         Junior Subordinated Debentures

                Trust Preferred Securities and Related Guarantee

                                  Common Stock

                                Preferred Stock

                            Stock Purchase Contracts

                              Stock Purchase Units

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated January 6, 2000.

ABOUT THIS PROSPECTUS

  This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a shelf registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $4,500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. Material United States federal income tax considerations applicable to the offered securities will also be discussed in the applicable prospectus supplement. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION.

WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also read and copy these documents at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities.

 . Annual Report on Form 10-K for the year ended December 31, 1998;

 . Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June
  30, 1999 and September 30, 1999;

 . Current Report on Form 8-K filed March 29, 1999; and

 . The description of our common stock contained in Form 8-B (Item 4) dated
  April 29, 1983.

  You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

 Corporate Secretary
 Dominion Resources, Inc.
 120 Tredegar Street
 Richmond, Virginia 23219
 (804) 819-2000

  You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

THE COMPANY

  Dominion Resources, Inc. is a diversified utility holding company headquartered in Richmond, Virginia. Our principal operating subsidiaries are Virginia Electric and Power Company, a regulated public utility, engaged in the generation, transmission, distribution and sale of electric energy, Dominion Energy, Inc., an independent power and natural gas subsidiary, and Dominion Capital, Inc., a financial services subsidiary. We also own an 80% interest in and operate a 365 megawatt natural gas fired generating facility in the United Kingdom.

  In May 1999, we entered into a merger agreement with Consolidated Natural Gas Company (CNG), one of the nation's largest producers, transporters, distributors and retail marketers of natural gas. The merger is scheduled to close on January 28, 2000. As a result of the merger with CNG, we will become a registered public utility holding company under the provisions of the Public Utility Holding Company Act of 1935 (1935 Act). Because of limits the 1935 Act will impose on our non-utility activities, it will be necessary for us to divest ourselves of Dominion Capital, Inc. after the merger.

THE TRUSTS

  Each of Dominion Resources Capital Trust II and Dominion Resources Capital Trust III is a statutory business trust newly formed under Delaware law by us, as sponsor for the Trust, and Chase Manhattan Bank Delaware, who will serve as trustee in the State of Delaware for the purpose of complying with the provisions of the Delaware Business Trust Act. The trust agreement for each of the Trusts will be amended and restated substantially in the form filed as an exhibit to the registration statement, effective when securities of the Trusts are initially issued. The amended trust agreement will be qualified as an indenture under the Trust Indenture Act of 1939.

  Each Trust exists for the exclusive purposes of

 . issuing two classes of trust securities, trust preferred securities and trust common securities, which together represent undivided beneficial interests in the assets of each Trust;

 . investing the gross proceeds of the trust securities in our Junior
  Subordinated Debentures;

 . making distributions; and

 . engaging in only those other activities necessary, advisable or incidental to the purposes listed above.

  The Junior Subordinated Debentures will be the sole assets of each Trust, and our payments under the Junior Subordinated Debentures and the Agreement as to Expenses and Liabilities will be the sole revenue of each Trust.

  No separate financial statements of any Trust are included in this prospectus. We consider that these financial statements would not be material to holders of the Trust preferred securities because no Trust has any independent operations and the purposes of each Trust are as described above. We do not expect that any of the Trusts will be filing annual, quarterly or special reports with the SEC.

  The principal place of business of each of the Trusts will be c/o Dominion Resources, Inc., 120 Tredegar Street, Richmond, VA 23219.

USE OF PROCEEDS

  The net proceeds from the sale of the offered securities will be used for financing our merger with CNG, refinancing of our debt incurred in connection with that merger, and for other general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

  The ratio of earnings to fixed charges for each of the periods indicated is as follows:

      Twelve        Twelve Months ended Dec. 31,
   Months ended     -----------------------------
Sep. 30, 1999(/2/)  1994 1995 1996 1997(/1/) 1998
------------------  ---- ---- ---- --------- ----
       2.07         2.77 2.55 2.71   1.97    2.36

  These computations include us and our subsidiaries, and certain other companies in which we hold an equity interest. For these ratios, earnings is determined by adding total fixed charges (excluding interest capitalized), income taxes, minority common stockholders equity in net income and amortization of interest capitalized to income from continuing operations after eliminating equity in undistributed earnings and adding back losses of companies in which at least 20% but less than 50% equity is owned. For this purpose, total fixed charges consists of (1) interest on all indebtedness and amortization of debt discount and expense, (2) interest capitalized and (3) an interest factor attributable to rentals.
--------
(1) Net income for the twelve months ended December 31, 1997 includes the one-time charge of $156.6 million for the windfall profits tax levied by the U.K. government. Excluding this charge from the calculation above results in a ratio of earnings to fixed charges for the twelve months ended December 31, 1997 of 2.22x.

(2) Net income for the twelve months ended September 30, 1999 includes the one-time charge of $254.8 million for the write-off of regulatory assets. Excluding this charge from the calculation above results in a ratio of earnings to fixed charges for the twelve months ended September 30, 1999 of 2.55x.

DESCRIPTION OF DEBT SECURITIES

  The term Debt Securities includes the Senior Debt Securities and the Junior Subordinated Debentures. We will issue the Senior Debt Securities in one or more series under a Senior Indenture between us and The Chase Manhattan Bank as Trustee. We will issue the Junior Subordinated Debentures in one or more series under our Junior Subordinated Indenture dated as of December 1, 1997 between us and The Chase Manhattan Bank as Trustee, as supplemented from time to time. The Indenture related to the Junior Subordinated Debentures is called the Subordinated Indenture in this prospectus, and together, the Senior Indenture and the Subordinated Indenture are called Indentures. We have summarized selected provisions of the Indentures below. The form of the Senior Indenture and the Subordinated Indenture have been filed as exhibits to the registration statement and you should read the Indentures for provisions that may be important to you. In the summary below, we have included references to section numbers of the Indentures so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the Indentures.

General

  The Senior Debt Securities will be our direct, unsecured obligations and will rank equally with all of our other senior and unsubordinated debt. The Junior Subordinated Debentures will be our unsecured obligations and are junior in right of payment to our Senior Indebtedness, as described under the caption ADDITIONAL TERMS OF JUNIOR SUBORDINATED DEBENTURES--SUBORDINATION.

  Because we are a holding company that conducts all of our operations through our subsidiaries, our ability to meet our obligations under the Debt Securities is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. Holders of Debt Securities will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. Virginia Power has 6,890,140 issued and outstanding shares of preferred stock. In addition to trade debt, all of our operating subsidiaries have ongoing corporate debt programs used to finance their business activities. As ofSeptember 30, 1999, our subsidiaries had approximately $6.9 billion of outstanding debt.

  Neither of the Indentures limits the amount of Debt Securites that we may issue under it. We may issue Debt Securities from time to time under the Indentures in one or more series by entering into supplemental indentures or by our Board of Directors or a duly authorized committee authorizing the issuance. A form of supplemental indenture to each of the Indentures is an exhibit to the registration statement.

  The Indentures do not protect the holders of Debt Securities if we engage in a highly leveraged transaction.

Provisions of a Particular Series

  The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date. The prospectus supplement for a particular series of Debt Securities will specify the terms of that series, including, if applicable, some or all of the following:

 . the title and type of the Debt Securities;

 . the total principal amount of the Debt Securities;

 . the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

 . the date or dates on which principal is payable or the method for determining the date or dates, and any right that we have to change the date on which principal is payable;

 . the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

 . any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

 . any payments due if the maturity of the Debt Securities is accelerated;

 . any optional redemption terms, or, with respect to the Senior Debt
  Securities, any repayment terms;

 . any provisions that would obligate us to repurchase or otherwise redeem the Debt Securities, or, with respect to the Senior Debt Securities, any sinking fund provisions;

 . the currency in which payments will be made if other than U.S. dollars, and the manner of determining the equivalent of those amounts in U.S. dollars;

 . if payments may be made, at our election or at the holder's election, in a currency other than that in which the Debt Securities are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

 . any index or formula used for determining principal, interest, or premium, if any;

 . the percentage of the principal amount at which the Debt Securities will be issued, if other than 100% of the principal amount;

 . whether to be issued in fully registered certificated form or book-entry form, represented by certificates deposited with, or on behalf of, a securities depositary and registered in the name of the depositary's nominee (Book-Entry Debt Securities);

 . denominations, if other than $1,000 each or multiples of $1,000;

 . any changes to events of defaults or covenants; and

 . any other terms of the Debt Securities. (Sections 201 & 301 of the Senior
  Indenture & Sections 2.1 & 2.3 of the Subordinated Indenture.)

  The prospectus supplement will also indicate any special tax implications of the Debt Securities and any provisions granting special rights to holders when a specified event occurs.

Conversion or Redemption

  No Debt Security will be subject to conversion, amortization, or redemption, unless otherwise provided in the applicable prospectus supplement. Any provisions relating to the conversion or redemption of Debt Securities will be set forth in the applicable prospectus supplement, including whether conversion is mandatory or at our option. If no redemption date or redemption price is indicated with respect to a Debt Security, we may not redeem the Debt Security prior to Stated Maturity. Debt Securities subject to redemption by us will be subject to the following terms:

 . redeemable on and after the applicable redemption dates;

 . redemption dates and redemption prices fixed at the time of sale and set forth on the Debt Security; and

 . redeemable in whole or in part (provided that any remaining principal amount of the Debt Security will be equal to an authorized denomination) at our option at the applicable redemption price, together with interest, payable to the date of redemption, on notice given not more than 60 nor less than 20 days prior to the date of redemption. (Section 1104 of the Senior Indenture
  & Section 3.2 of the Subordinated Indenture.)

  We will not be required to:

 . issue, register the transfer of, or exchange any Debt Securities of a series during the period beginning 15 days before the date the notice is mailed identifying the Debt Securities of that series that have been selected for redemption; or

 . register the transfer of, or exchange any Debt Security of that series selected for redemption except the unredeemed portion of a Debt Security being partially redeemed. (Section 305 of the Senior Indenture & Section 2.5 of the Subordinated Indenture.)

Payment and Transfer; Paying Agent

  The paying agent will pay the principal of any Debt Securities only if those Debt Securities are surrendered to it. Unless we state otherwise in the applicable prospectus supplement, the paying agent will pay principal, interest and premium, if any, on Debt Securities, subject to such surrender, where applicable, at its office or, at our option:

 . by wire transfer to an account at a banking institution in the United States that is designated in writing to the Trustee prior to the deadline set forth in the applicable prospectus supplement by the person entitled to that payment (which in the case of Book-Entry Debt Securities is the securities depositary or its nominee); or

 . by check mailed to the address of the person entitled to that interest as that address appears in the security register for those Debt Securities. (Sections 307 & 1001 of the Senior Indenture & Section 4.1 of the Subordinated Indenture.)

  Neither we nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Book-Entry Debt Security, or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests. We expect that the securities depositary, upon receipt of any payment of principal, interest or premium, if any, in a Book-Entry Debt Security, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Book-Entry Debt Security as shown on the records of the securities depositary. We also expect that payments by participants to owners of beneficial interests in a Book-Entry Debt Security will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of the participants.

  Unless we state otherwise in the applicable prospectus supplement, the Trustee will act as paying agent for the Debt Securities, and the principal corporate trust office of the Trustee will be the office through which the paying agent acts. We may, however, change or add paying agents or approve a change in the office through which a paying agent acts. (Section 1002 of the Senior Indenture & Section 4.4 of the Subordinated Indenture.)

  Any money that we have paid to a paying agent for principal or interest on any Debt Securities which remains unclaimed at the end of two years after that principal or interest has become due will be repaid to us at our request. After repayment to the Company, holders should look only to us for those payments. (Section 1003 of the Senior Indenture & Section 12.4 of the Subordinated Indenture.)

  Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency we maintain for those purposes, without the payment of any service charge except for any tax or governmental charge. (Section 1002 of the Senior Indenture & Section 2.5 of the Subordinated Indenture.)

Global Securities

  We may issue some or all of the Debt Securities as Book-Entry Debt Securities. Book-Entry Debt Securities will be represented by one or more fully registered global certificates. Book-Entry Debt Securities of like tenor and terms up to $200,000,000 aggregate principal amount may be represented by a single global certificate. Each global certificate will be deposited and registered with the securities depositary or its nominee or a custodian for the securities depositary. Unless it is exchanged in whole or in part for Debt Securities in definitive form, a global certificate may generally be transferred only as a whole unless it is being transferred to certain nominees of the depositary. (Section 305 of the Senior Indenture & Section 2.5 of the Subordinated Indenture.)

  Unless otherwise stated in any prospectus supplement, The Depository Trust Company will act as the securities depositary. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, records maintained by the securities depositary and its participants. If there are any additional or differing terms of the depositary arrangement with respect to the Book-Entry Debt Securities, we will describe them in the applicable prospectus supplement.

  Holders of beneficial interests in Book-Entry Debt Securities represented by a global certificate are referred to as beneficial owners. Beneficial owners will be limited to institutions having accounts with the securities depositary or its nominee, which are called participants in this discussion, and to persons that hold beneficial interests through participants. When a global certificate representing Book-Entry Debt Securities is issued, the securities depositary will credit on its book-entry, registration and transfer system the principal amounts of Book-Entry Debt Securities the global certificate represents to the accounts of its participants. Ownership of beneficial interests in a global certificate will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by:

 . the securities depositary, with respect to participants' interests; and

 . any participant, with respect to interests the participant holds on behalf of other persons.

  As long as the securities depositary or its nominee is the registered holder of a global certificate representing Book-Entry Debt Securities, that person will be considered the sole owner and holder of the global certificate and the Book-Entry Debt Securities it represents for all purposes. Except in limited circumstances, beneficial owners:

 . may not have the global certificate or any Book-Entry Debt Securities it represents registered in their names;

 . may not receive or be entitled to receive physical delivery of certificated
  Book-Entry Debt Securities in exchange for the global certificate; and

 . will not be considered the owners or holders of the global certificate or any Book-Entry Debt Securities it represents for any purposes under the Debt Securities or the Indentures. (Section 2.2 of the Subordinated Indenture.)

  We will make all payments of principal, interest and premium, if any, on a Book-Entry Debt Security to the securities depositary or its nominee as the holder of the global certificate. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global certificate.

  Payments participants make to beneficial owners holding interests through those participants will be the responsibility of those participants. The securities depositary may from time to time adopt various policies and procedures governing payments, transfers, exchanges and other matters relating to beneficial interests in a global certificate. None of the following will have any responsibility or liability for any aspect of the securities depositary's or any participant's records relating to beneficial interests in a global certificate representing Book-Entry Debt Securities, for payments made on account of those beneficial interests or for maintaining, supervising or reviewing any records relating to those beneficial interests:

 . the Company;

 . the Trustee;

 . the Trust (only with respect to the Junior Subordinated Debentures if the Junior Subordinated Debentures are issued to a Trust); or

 . any agent of any of the above.

Covenants

  Under the Indentures we will:

 . pay the principal, interest and premium, if any, on the Debt Securities when due;

 . maintain a place of payment;

 . deliver an officer's certificate to the Trustee at the end of each fiscal year confirming our compliance with our obligations under each of the Indentures; and

 . deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium, if any. (Sections 1001, 1002, 1003 &
  1006 of the Senior Indenture & Sections 4.1, 4.2 4.4 & 4.6 of the Subordinated Indenture.)

Consolidation, Merger or Sale

  The Indentures provide that we may consolidate or merge with or into, or sell all or substantially all of our properties and assets to, another corporation or other entity, provided that any successor assumes our obligations under the Indentures and the Debt Securities issued under the Indentures. We must also deliver an opinion of counsel to the Trustee affirming our compliance with all conditions in the applicable Indenture relating to the transaction. When the conditions are satisfied, the successor will succeed to and be substituted for us under the Senior Indenture, and we will be relieved of our obligations under the Senior Indenture and the Debt Securities issued under them. (Sections 801 & 802 of the Senior Indenture & Sections 11.1, 11.2 & 11.3 of the Subordinated Indenture.)

Events of Default

  Event of Default when used in each of the Indentures, will mean any of the following:

 . failure to pay the principal or any premium on any Debt Security when due;

 . with respect to the Senior Debt Securities, failure to deposit any sinking fund payment when due that continues for 60 days;

 . failure to pay any interest on any Debt Securities of that series, when due, that continues for 60 days (or for 30 days in the case of any Junior Subordinated

 Debentures); provided that, if applicable, for this purpose, the date on which interest is due is the date on which we are required to make payment following any deferral of interest payments by us under the terms of Junior Subordinated Debentures that permit such deferrals;

 . failure to perform any other covenant in the Indentures (other than a covenant expressly included solely for the benefit of other series) that continues for 90 days after the Trustee or the holders of at least 33% of the outstanding Debt Securities (25% in the case of the Junior Subordinated Debentures) of that series give us written notice of the default;

 . certain events in bankruptcy, insolvency or reorganization of the Company; or

 . any other Event of Default included in the Indentures or any supplemental indenture. (Section 501 of the Senior Indenture & Section 6.1 of the Subordinated Indenture.)

  In the case of a general covenant default described above, the Trustee may extend the grace period. In addition, if holders of a particular series have given a notice of default, then holders of at least the same percentage of Debt Securities of that series, together with the Trustee, may also extend the grace period. The grace period will be automatically extended if we have initiated and are diligently pursuing corrective action.

  An Event of Default for a particular series of Debt Securities does not necessarily constitute an Event of Default for any other series of Debt Securities issued under the Indentures. Additional events of default may be established for a particular series and, if established, will be described in the applicable prospectus supplement.

  If an Event of Default for any series of Debt Securities occurs and continues, the Trustee or the holders of at least 33% (25%, in the case of the Junior Subordinated Debentures) in aggregate principal amount of the Debt Securities of the series may declare the entire principal of all the Debt Securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of that series can void the trust agreement. (Section 502 of the Senior Indenture & Section 6.1 of the Subordinated Indenture.)

  The Trustee may withhold notice to the holders of Debt Securities of any default (except in the payment of principal or interest) if it considers the withholding of notice to be in the best interests of the holders. Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under the Indentures at the request, order or direction of any holders, unless the holders offer the Trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of Debt Securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of Debt Securities. (Sections 512, 601 & 602 of the Senior Indenture & Sections 6.6,
7.1 & 7.2 of the Subordinated Indenture.)

  The holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal, any premium and, within certain limitations, any interest on that Debt Security on its maturity date or redemption date and to enforce those payments. (Section 508 of the Senior Indenture & Section 14.2 of the Subordinated Indenture.)

Satisfaction; Discharge

  We may discharge all our obligations (except those described below) to holders of the Debt Securities issued under the Indentures, which Debt Securities have not already been delivered to the Trustee for cancellation and which either have become due and payable or are by their terms due and payable within one year, or are to be called for redemption within one year, by depositing with the Trustee an amount certified to be sufficient to pay when due the principal, interest and premium, if any, on all outstanding Debt Securities. However, certain of our obligations under the Indentures will survive, including with respect to the following:

 . remaining rights to register the transfer, conversion, substitution or exchange of Debt Securities of the applicable series;

 . rights of holders to receive payments of principal of, and any interest on, the Debt Securities of the applicable series, and other rights, duties and obligations of the holders of Debt Securities with respect to any amounts deposited with the Trustee; and

 . the rights, obligations and immunities of the Trustee under the Indentures.
  (Section 401 of Senior Indenture & Section 12.1 of Subordinated Indenture.)

Modification of Indentures; Waiver

  Under the Indentures our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. (Section 902 of the Senior Indenture & Section 10.2 of the Subordinated Indenture.) In addition, we may supplement the Indentures to create new series of Debt Securities and for certain other purposes, without the consent of any holders of Debt Securities. (Section 901 of the Senior Indenture & Section 10.1 of the Subordinated Indenture.)

  The holders of a majority of the outstanding Debt Securities of all series under the applicable Indenture with respect to which a default has occurred and is continuing may waive a default for all those series, except a default in the payment of principal or interest, or any premium, on any Debt Securities or a default with respect to a covenant or provision which cannot be amended or modified without the consent of the holder of each outstanding Debt Security of the series affected. (Section 513 of the Senior Indenture & Section 6.6 of the Subordinated Indenture.)

  In addition, under certain circumstances, the holders of a majority of the outstanding Junior Subordinated Debentures of any series may waive in advance, for that series, our compliance with certain restrictive provisions of the Subordinated Indenture under which those Junior Subordinated Debentures were issued. (Section 4.7 of the Subordinated Indenture.)

Concerning the Trustee

  The Chase Manhattan Bank is the Subordinated Indenture Trustee and the Trustee under the Senior Indenture. We and certain of our affiliates maintain deposit accounts and banking relationships with The Chase Manhattan Bank. The Chase

Manhattan Bank also serves as trustee under other indentures pursuant to which securities of ours and of certain of our affiliates are outstanding. It has purchased, and is likely to purchase in the future, our securities and securities of our affiliates.

  The Trustee will perform only those duties that are specifically set forth in the Indentures unless an event of default under an Indenture occurs and is continuing. The Trustee is under no obligation to exercise any of its powers under the Indentures at the request of any holder of Debt Securities unless that holder offers reasonable indemnity to the Trustee against the costs, expenses and liabilities which it might incur as a result. (Section 601 of the Senior Indenture & Section 7.1 of the Subordinated Indenture.)

  The Trustee administers its corporate trust business at 450 West 33rd Street, New York, New York 10001 (Attention: Capital Markets Fiduciary Services).

ADDITIONAL TERMS OF SENIOR DEBT SECURITIES

Repayment at the Option of the Holder; Repurchases by the Company

  We must repay the Senior Debt Securities at the option of the Holders prior to the Stated Maturity Date only if specified in the applicable prospectus supplement. Unless otherwise provided in the prospectus supplement, the Senior Debt Securities subject to repayment at the option of the Holder will be subject to repayment:

 . on the specified Repayment Dates; and

 . at a repayment price equal to 100% of the unpaid principal amount to be repaid, together with unpaid interest accrued to the Repayment Date. (Section 1302 of the Senior Indenture.)

  For any Senior Debt Security to be repaid, the Trustee must receive, at its office maintained for that purpose in the Borough of Manhattan, New York City not more than 60 nor less than 30 calendar days prior to the date of repayment:

 . in the case of a certificated Senior Debt Security, the certificated Senior
  Debt Security and the form in the Senior Debt Security entitled Option of Holder to Elect Purchase duly completed; or

 . in the case of a book-entry Senior Debt Security, instructions to that effect from the beneficial owner to the securities depositary and forwarded by the securities depositary. Exercise of the repayment option by the Holder will be irrevocable. (Section 1303 of the Senior Indenture.)

  Only the securities depositary may exercise the repayment option in respect of beneficial interests in the book-entry Senior Debt Securities. Accordingly, beneficial owners that desire repayment in respect of all or any portion of their beneficial interests must instruct the participants through which they own their interests to direct the securities depositary to exercise the repayment option on their behalf. All instructions given to participants from beneficial owners relating to the option to elect repayment will be irrevocable. In addition, at the time the instructions are given, each beneficial owner will cause the participant through which it owns its interest to transfer its interest in the book-entry Senior Debt Securites or the global certificate representing the related book-entry Senior Debt Securities, on the securities depositary's records, to the Trustee. See DESCRIPTION OF THE DEBT SECURITIES--GLOBAL SECURITIES.

Defeasance

  We will be discharged from our obligations on the Senior Debt Securities of any series at any time if we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the Senior Debt Securities of the series. If this happens, the holders of the Senior Debt Securities of the series will not be entitled to the benefits of the Senior Indenture except for registration of transfer and exchange of Senior Debt Securities and replacement of lost, stolen or mutilated Senior Debt Securities. (Section 402 of the Senior Indenture.)

  Under federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related Senior Debt Securities. Each holder might be required to recognize gain or loss equal to the difference between the holder's cost or other tax basis for the Senior Debt Securities and the value of the holder's interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. We urge prospective investors to consult their own tax advisers as to the consequences of a discharge, including the applicability and effect of tax laws other than the federal income tax law.

ADDITIONAL TERMS OF THE JUNIOR SUBORDINATED DEBENTURES

Additional Covenants Applicable to Junior Subordinated Debentures

  Under the Subordinated Indenture, we will:

 . maintain 100% ownership of any Trust to which the Junior Subordinated
  Debentures have been issued while the Junior Subordinated Debentures remain outstanding; and

 . pay to any Trust to which the Junior Subordinated Debentures have been issued any taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes) imposed by the United States or any other taxing authority on that Trust, so that the net amounts received and retained by that Trust (after paying any taxes, duties, assessments or other governmental charges) will be not less than the Trust would have received had no such taxes, duties, assessments or other governmental charges been imposed. (Sections 4.8 & 4.9 of the Subordinated Indenture.)

Option to Extend Interest Payment Period

  We can defer interest payments by extending the interest payment period for the number of consecutive extension periods specified in the applicable prospectus supplement (each, an Extension Period). Other details regarding the Extension Period will also be specified in the applicable prospectus supplement. No Extension Period may extend beyond the maturity of the Junior Subordinated Debentures. At the end of the Extension Period(s), we will pay all interest then accrued and unpaid, together with interest compounded quarterly at the rate for the Junior Subordinated Debentures, to the extent permitted by applicable law. (Section 2.10 of the Subordinated Indenture.)

During any Extension Period, we will not make distributions related to our capital stock, including dividends, redemptions, repurchases, liquidation payments, or guarantee payments. Also we will not make any payments, redeem or repurchase any debt securities of equal or junior rank to the Junior Subordinated Debentures or make any guarantee payments on any such debt securities. We may, however, make the following types of distributions:

 . dividends paid in common stock;

 . dividends in connection with the implementation of a shareholder rights plan;

 . payments to a trust holding securities of the same series under a guarantee;
  or

 . repurchases, redemptions or other acquisitions of shares of our capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants.


Subordination

  Each series of Junior Subordinated Debentures will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Indebtedness as defined below. If:

 . we make a payment or distribution of any of our assets to creditors upon our dissolution, winding-up, liquidation or reorganization, whether in bankruptcy, insolvency or otherwise;

 . a default beyond any grace period has occurred and is continuing with respect to the payment of principal, interest or any other monetary amounts due and payable on any Senior Indebtedness; or

 . the maturity of any Senior Indebtedness has been accelerated because of a default on that Senior Indebtedness,

then the holders of Senior Indebtedness generally will have the right to receive payment, in the case of the first instance, of all amounts due or to become due upon that Senior Indebtedness, and, in the case of the second and third instances, of all amounts due on that Senior Indebtedness, or we will make provision for those payments, before the holders of any Junior Subordinated Debentures have the right to receive any payments of principal or interest on their Junior Subordinated Debentures. (Sections 14.1 and 14.9 of the Subordinated Indenture.)

  Senior Indebtedness means, with respect to any series of Junior Subordinated Debentures, the principal, premium, interest and any other payment in respect of any of the following:

 . all of our indebtedness for borrowed or purchased money that is evidenced by notes, debentures, bonds or other written instruments;

 . our obligations for reimbursement under letters of credit, banker's acceptances, security purchase facilities or similar facilities issued for our account;

 . any of our other indebtedness or obligations with respect to commodity contracts, interest rate commodity and currency swap agreements and other similar agreements or arrangements; and

 . all indebtedness of others of the kinds described in the preceding categories which we have assumed or guaranteed.

Senior Indebtedness will not include our obligations to trade creditors or indebtedness to our subsidiaries. (Section 1.1 of the Subordinated Indenture.)

  Senior Indebtedness will be entitled to the benefits of the subordination provisions in the Subordinated Indenture irrespective of the amendment, modification or waiver of any term of the Senior Indebtedness. We may not amend the Subordinated Indenture to change the subordination of any outstanding Junior Subordinated Debentures without the consent of each holder of Senior Indebtedness that the amendment would adversely affect. (Sections
10.2 & 14.7 of the Subordinated Indenture.)

  The Subordinated Indenture does not limit the amount of Senior Indebtedness that we may issue.

DESCRIPTION OF THE TRUST PREFERRED SECURITIES

  The following is a summary of the principal terms of the Trust Preferred Securities. The form of amended trust agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, or is incorporated by reference. The terms of the Trust Preferred Securities will include those stated in the amended trust agreement and those made part of the amended trust agreement by the Trust Indenture Act.

General

  Each Trust will exist until terminated as provided in its amended trust agreement. Except under certain circumstances, we will be entitled to appoint, remove, or replace trustees, who will conduct the business and affairs of each Trust. The trustees of each Trust will consist of:

 . two employees, officers or affiliates of the Company as Administrative
  Trustees;

 . a financial institution unaffiliated with us that will act as property trustee and as indenture trustee for purposes of the Trust Indenture Act, under the terms set forth in a prospectus supplement (the Property Trustee); and

 . one trustee with its principal place of business or who resides in the State of Delaware and who will act under the terms set forth in a prospectus supplement. (Sections 6.1 through 6.5 of the Amended Trust Agreement.)

  The amended trust agreement will authorize the Administrative Trustees to issue, on behalf of the applicable Trust, two classes of trust securities, Trust Preferred Securities and trust common securities, each of which will have the terms described in this prospectus and in the applicable prospectus supplement. We will own all of the trust common securities. The trust common securities will rank equally in right of payment, and payments will be made on the trust common securities, proportionately with the Trust Preferred Securities. However, if an event of default occurs and is continuing under the amended trust agreement, the rights of the holders of the trust common securities to payment for distributions and payments upon liquidation, redemption and otherwise, will be subordinated to the rights of the holders of the Trust Preferred Securities. We will acquire, directly or indirectly, trust common securities in a total liquidation amount of approximately 3% of the total capital of each of the Trusts. (Sections 3.6, 5.1, 5.2 and 7.1 of the Amended Trust Agreement.)

  The proceeds from the sale of the Trust Preferred Securities will be used by the applicable Trust to purchase our Junior Subordinated Debentures. These Junior Subordinated Debentures will be held in trust by the Property Trustee for the benefit of the holders of the trust securities. We will guarantee the payments of distributions and payments on redemption or liquidation with respect to the Trust Preferred Securities, but only to the extent the Trust has funds available to make those payments and has not made the payments. See DESCRIPTION OF THE GUARANTEES.

  The assets of the Trust available for distribution to the holders of Trust Preferred Securities will be limited to payments from us under the Junior Subordinated Debentures held by the Trust. If we fail to make a payment on the Junior Subordinated Debentures, the Trust will not have sufficient funds to make related payments, including distributions, on its Trust Preferred Securities.

  The Guarantee, when taken together with our obligations under the Junior Subordinated Debentures, the Subordinated Indenture and the amended trust agreement, will provide a full and unconditional guarantee of amounts due on the Trust Preferred Securities issued by the Trust.

  The Trust Preferred Securities will have the terms, including distributions, redemption, voting, liquidation rights and other preferred, deferred or other special rights or restrictions that will be described in the amended trust agreement or made part of the amended trust agreement by the Trust Indenture Act or the Delaware Business Trust Act. The terms of the Trust Preferred Securities will mirror the terms of the Junior Subordinated Debentures held by the Trust. In other words, the distribution rate and the distribution payment dates and other payment dates for the Trust Preferred Securities will correspond to the interest rate and interest payment dates and other payment dates on the Junior Subordinated Debentures. Holders of Trust Preferred Securities have no preemptive or similar rights. (Section 7.1 of the Amended Trust Agreement.)

Provisions of a Particular Series

  Each Trust may issue only one series of Trust Preferred Securities. The applicable prospectus supplement will set forth the principal terms of the Trust Preferred Securities that will be offered, including:

 . the name of the Trust Preferred Securities;

 . the liquidation amount and number of Trust Preferred Securities issued;

 . the annual distribution rate(s) or method of determining such rate(s), the payment date(s) and the record dates used to determine the holders who are to receive distributions;

 . the date from which distributions will be cumulative;

 . the optional redemption provisions, if any, including the prices, time periods and other terms and conditions on which the Trust Preferred Securities will be purchased or redeemed, in whole or in part;

 . the terms and conditions, if any, upon which the Junior Subordinated
  Debentures and the related Guarantee may be distributed to holders of those Trust Preferred Securities;

 . any securities exchange on which the Trust Preferred Securities will be listed;

 . whether the Trust Preferred Securities are to be issued in book-entry form and represented by one or more global certificates, and if so, the depository for those global certificates and the specific terms of the depositary arrangements; and

 . any other relevant rights, preferences, privileges, limitations or restrictions of the Trust Preferred Securities. (Article 7 of the Amended Trust Agreement.)

  The interest rate and interest and other payment dates of each series of Junior Subordinated Debentures issued to a Trust will correspond to the rate at which distributions will be paid and the distribution and other payment dates of the Trust Preferred Securities of that Trust.

Extensions

  We have the right under the Subordinated Indenture to defer payments of interest on the Junior Subordinated Debentures by extending the interest payment period from time to time on the Junior Subordinated Debentures. The Administrative Trustees will give the holders of the Trust Preferred Securities notice of any Extension Period upon their receipt of notice from us. If distributions are deferred, the deferred distributions and accrued interest will be paid to holders of record of the Trust Preferred Securities as they appear on the books and records of the Trust on the record date next following the termination of such deferral period. See ADDITIONAL TERMS OF JUNIOR SUBORDINATED DEBENTURES--OPTION TO EXTEND INTEREST PAYMENT PERIOD.

Distributions

  Distributions on the Trust Preferred Securities will be made on the dates payable to the extent that the Trust has funds available for the payment of distributions in the Property Account. The Trust's funds available for distribution to the holders of the trust securities will be limited to payments received from us on the Junior Subordinated Debentures. We have guaranteed the payment of distributions out of monies held by the Trust to the extent set forth under DESCRIPTION OF THE GUARANTEES.

  Distributions on the Trust Preferred Securities will be payable to the holders named on the securities register of the Trust at the close of business on the relevant record dates, which, as long as the Trust Preferred Securities remain in book-entry only form, will be one business day prior to the relevant payment dates. Distributions will be paid through the Property Trustee who will hold amounts received in respect of the Junior Subordinated Debentures in the Property Account for the benefit of the holders of the trust securities. In the event that the Trust Preferred Securities do not continue to remain in book-entry only form, the relevant record dates will conform to the rules of any securities exchange on which the Trust Preferred Securities are listed and, if none, the Administrative Trustees will have the right to select relevant record dates, which will be more than 14 days but less than 60 days prior to the relevant payment dates. In the event that any date on which distributions are to be made on the Trust Preferred Securities is not a business day, then payment of the distributions payable on that date will be made on the next succeeding day which is a business day and without any interest or other payment in respect of that delay, except that, if that business day is in the next succeeding calendar year, the payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on the record date. (Section 7.2 of the Amended Trust Agreement.)

Mandatory Redemption of Trust Preferred Securities

  The Trust Preferred Securities have no stated maturity date, but will be redeemed upon the maturity of the Junior Subordinated Debentures or to the extent the Junior Subordinated Debentures are redeemed prior to maturity. The Junior Subordinated Debentures will mature on the date specified in the applicable prospectus supplement and may be redeemed at any time, in whole but not in part, in certain circumstances upon the occurrence of a Tax Event or an Investment Company Event as described under SPECIAL EVENT REDEMPTION.

  Upon the maturity of the Junior Subordinated Debentures, the proceeds of their repayment will simultaneously be applied to redeem all the outstanding trust securities at the Redemption Price. Upon the redemption of the Junior Subordinated Debentures, either at our option or as a result of a Tax Event or an Investment Company Event, the proceeds from the redemption will simultaneously be applied to redeem trust securities having a total liquidation amount equal to the total principal amount of the Junior Subordinated Debentures so redeemed at the redemption price; provided, that holders of trust securities will be given not less than 20 nor more than 60 days' notice of the redemption. In the event that fewer than all of the outstanding trust securities are to be redeemed, the trust securities will be redeemed proportionately. (Section 7.3 of the Amended Trust Agreement.)


Special Event Redemption

  Both a Tax Event and an Investment Company Act Event constitute Special Events for purposes of the redemption provisions described in the preceding paragraph.

  A Tax Event means that the Administrative Trustees have received an opinion of independent tax counsel experienced in those matters to the effect that, as a result of any amendment to, change or announced proposed change in:

 . the laws or regulations of the United States or any of its political subdivisions or taxing authorities, or

 . any official administrative pronouncement, action or judicial decision interpreting or applying those laws or regulations,

which amendment or change becomes effective or proposed change, pronouncement, action or decision is announced on or after the date the Trust Preferred Securities are issued and sold, there is more than an insubstantial risk that:

 . the Trust is or within 90 days would be subject to U.S. federal income tax with respect to income accrued or received on the Junior Subordinated Debentures,

 . interest payable to the Trust on the Junior Subordinated Debentures is not or within 90 days would not be deductible, in whole or in part, by us for U.S. federal income tax purposes, or

 . the Trust is or within 90 days would be subject to a material amount of other taxes, duties or other governmental charges.

  Investment Company Event means that the Administrative Trustees have received an opinion of a nationally recognized independent counsel to the effect that, as a result of an amendment to or change in the Investment Company Act or regulations thereunder on or after the date the Trust Preferred Securities are issued and sold, there is more than an insubstantial risk that the Trust is or will be considered an investment company and be required to be registered under the Investment Company Act. (Section 1.1 of the Amended Trust Agreement.)

Redemption Procedures

  The Trust may not redeem fewer than all the outstanding trust securities unless all accrued and unpaid distributions have been paid on all trust securities for all distribution periods terminating on or before the date of redemption. In the event that fewer than all of the outstanding trust securities are to be redeemed, the trust securities will be redeemed proportionately.

  If the Trust gives a notice of redemption in respect of the trust securities (which notice will be irrevocable), then, by 12:00 noon, New York City time, on the redemption date, and if we have paid to the Property Trustee a sufficient amount of cash in connection with the related redemption or maturity of the Junior Subordinated Debentures, the Property Trustee will irrevocably deposit with the depositary funds sufficient to pay the applicable redemption price and will give the depositary irrevocable instructions and authority to pay the redemption price to the holders of the Trust Preferred Securities, and the paying agent will pay the applicable redemption price to the holders of the trust common securities by check. If notice of redemption has been given and funds deposited as required, then, immediately prior to the close of business on the date of the deposit, distributions will cease to accrue and all rights of holders of Trust Preferred Securities called for redemption will cease, except the right of the holders of the Trust Preferred Securities to receive the redemption price but without interest on the redemption price. In the event that any date fixed for redemption of Trust Preferred Securities is not a business day, then payment of the redemption price payable on that date will be made on the next succeeding day that is a business day, without any interest or other payment in respect of any such delay, except that, if that business day falls in the next calendar year, payment will be made on the immediately preceding business day. In the event that payment of the redemption price in respect of Trust Preferred Securities is improperly withheld or refused and not paid either by the Trust or by us under the Guarantee, distributions on the Trust Preferred Securities will continue to accrue at the then applicable rate from the original redemption date to the date of payment, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price.

  Subject to the foregoing and applicable law, including, without limitation, U.S. federal securities laws, we or our subsidiaries may at any time, and from time to time, purchase outstanding Trust Preferred Securities by tender, in the open market or by private agreement. (Section 7.4 of the Amended Trust Agreement.)

Conversion or Exchange Rights

  The terms on which the Trust Preferred Securities are convertible into or exchangeable for common stock or our other securities will be contained in the applicable prospectus supplement. Those terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option, and may include provisions under which the number of shares of common stock or our other securities to be received by the holders of Trust Preferred Securities would be subject to adjustment.

Distribution of the Junior Subordinated Debentures

  We will have the right at any time to dissolve the Trust and, after satisfaction of the liabilities of creditors of the Trust as provided by applicable law, to cause Junior Subordinated Debentures to be distributed to the holders of the Trust Preferred Securities in a total stated principal amount equal to the total stated liquidation amount of the Trust Preferred Securities then outstanding. Prior to any such dissolution, we will obtain any required regulatory approvals. The right to dissolve the trust and distribute the Junior Subordinated Debentures will be conditioned on our receipt of an opinion rendered by an independent tax counsel that the distribution would not result in the recognition of gain or loss for federal income tax purposes by the holders. (Section 8.1 of the Amended Trust Agreement.)

Liquidation Distribution Upon Dissolution

  The amended trust agreement will state that the Trust will be dissolved:

 . upon our bankruptcy;

 . upon the filing of a certificate of dissolution or its equivalent with respect to us;

 . upon the filing of a certificate of cancellation with respect to the Trust after obtaining the consent of at least a majority in liquidation amount of the Trust Preferred Securities, voting together as a single class;

 . 90 days after the revocation of our charter, but only if the charter is not reinstated during that 90-day period;

 . upon the distribution of the related Junior Subordinated Debentures directly to the holders of the trust securities;

 . upon the redemption of all of the trust securities; or

 . upon entry of a court order for the dissolution of us or the Trust. (Section
  8.1 of the Amended Trust Agreement.)

In the event of a dissolution, after the Trust pays all amounts owed to creditors, the holders of the Trust Preferred Securities will be entitled to receive:

 . cash equal to the total liquidation amount of each Trust Preferred Security specified in an accompanying prospectus supplement, plus accumulated and unpaid distributions to the date of payment, or

 . Junior Subordinated Debentures in a total principal amount equal to the total liquidation amount of the Trust Preferred Securities.

  If the Trust cannot pay the full amount due on its trust securities because insufficient assets are available for payment, then the amounts payable by the Trust on its trust securities will be paid proportionately. However, if an event of default under the related amended trust agreement occurs, the total amounts due on the Trust Preferred Securities will be paid before any distribution on the trust common securities. Under certain circumstances involving the dissolution of a Trust, subject to obtaining any required regulatory approval, Junior Subordinated Debentures will be distributed to the holders of the trust securities in liquidation of that Trust. (Section 8.2 of the Amended Trust Agreement.)

Trust Enforcement Events

  An event of default under the Subordinated Indenture relating to the Junior Subordinated Debentures will be an event of default under the amended trust agreement (a Trust Enforcement Event). See DESCRIPTION OF DEBT SECURITIES-- EVENTS OF DEFAULT.

  In addition, the voluntary or involuntary dissolution, winding up or termination of the Trust is also a Trust Enforcement Event, except in connection with:

 . the distribution of the Junior Subordinated Debentures to holders of the trust securities of the Trust,

 . the redemption of all of the trust securities of the Trust, and

 . mergers, consolidations or amalgamations permitted by the amended trust agreement of the Trust.

  Under the amended trust agreement, the holder of the trust common securities will be deemed to have waived any Trust Enforcement Event with respect to the trust common securities until all Trust Enforcement Events with respect to the Trust Preferred Securities have been cured, waived or otherwise eliminated. Until all Trust Enforcement Events with respect to the Trust Preferred Securities have been so cured, waived, or otherwise eliminated, the Property Trustee will be deemed to be acting solely on behalf of the holders of the Trust Preferred Securities and only the holders of the Trust Preferred Securities will have the right to direct the Property Trustee with respect to certain matters under the amended trust agreement and the Subordinated Indenture. In the event that any Trust Enforcement Event with respect to the Trust Preferred Securities is waived by the holders of the Trust Preferred Securities as provided in the amended trust agreement, under the amended trust agreement the holders of trust common securities have agreed that the waiver also constitutes a waiver of the Trust Enforcement Event with respect to the trust common securities for all purposes under the amended trust agreement without any further act, vote or consent of the holders of trust common securities. (Section 2.6 of the Amended Trust Agreement.)

  We and the Administrative Trustees must file annually with the Property Trustee a certificate evidencing compliance with all the applicable conditions and covenants under the amended trust agreement. (Section 2.4 of the Amended Trust Agreement.)

  Upon the occurrence of a Trust Enforcement Event the Property Trustee, as the sole holder of the Junior Subordinated Debentures, will have the right under the Subordinated Indenture to declare the principal of, interest and premium, if any, on the Junior Subordinated Debentures to be immediately due and payable.

  If a Property Trustee fails to enforce its rights under the amended trust agreement or the Subordinated Indenture to the fullest extent permitted by law and subject to the terms of the amended trust agreement and the Subordinated Indenture, any holder of Trust Preferred Securities may sue us, or seek other remedies, to enforce the Property Trustee's rights under the amended trust agreement or the Subordinated Indenture without first instituting a legal proceeding against the Property Trustee or any other person. If a Trust Enforcement Event occurs and is continuing as a result of our failure to pay principal of or interest or premium, if any, on the Junior Subordinated Debentures when payable, then a holder of the Trust Preferred Securities may directly sue us or seek other remedies, to collect its proportionate share of payments owned. See RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES, THE GUARANTEE AND THE JUNIOR SUBORDINATED DEBENTURES HELD BY THE TRUST.

Removal and Replacement of Trustees

  Only the holders of trust common securities have the right to remove or replace the trustees of the Trust, except that while an event of default in respect of the Junior Subordinated Debentures has occurred or is continuing, the holders of a majority of the Trust Preferred Securities will have this right. The resignation or removal of any trustee and the appointment of a successor trustee will be effective only on the acceptance of appointment by the successor trustee in accordance with the provisions of the amended trust agreement. (Section 6.6 of the Amended Trust Agreement.)

Mergers, Consolidations or Amalgamations of the Trust

  The Trust may not consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other corporation or other body (each, a Merger Event), except as described below. The Trust may, with the consent of a majority of its Administrative Trustees and without the consent of the holders of its trust securities, consolidate, amalgamate, merge with or into, or be replaced by another trust, provided that:

 . the successor entity either

 . assumes all of the obligations of the Trust relating to its trust securities, or

 . substitutes other securities for the trust securities that are substantially similar to the trust securities, so long as the successor securities rank the same as the trust securities for distributions and payments upon liquidation, redemption and otherwise;

 . we acknowledge a trustee of the successor entity who has the same powers and duties as the Property Trustee of the Trust, as the holder of the Junior Subordinated Debentures;

 . the Trust Preferred Securities are listed, or any successor securities will be listed, upon notice of issuance, on the same securities exchange or other organization that the Trust Preferred Securities are then listed;

 . the Merger Event does not cause the Trust Preferred Securities or successor securities to be downgraded by any nationally recognized rating agency;

 . the Merger Event does not adversely affect the rights, preferences and privileges of the holders of the trust securities or successor securities in any material way, other than with respect to any dilution of the holders' interest in the new entity;

 . the successor entity has a purpose identical to that of the Trust;

 . prior to the Merger Event, we have received an opinion of counsel from a nationally recognized law firm stating that

 . the Merger Event does not adversely affect the rights of the holders of the Trust Preferred Securities or any successor securities in any material way, other than with respect to any dilution of the holders' interest in the new entity, and

 . following the Merger Event, neither the Trust nor the successor entity will be required to register as an investment company under the Investment Company Act; and

 . we guarantee the obligations of the successor entity under the successor securities in the same manner as in the Guarantee.

  In addition, unless all of the holders of the Trust Preferred Securities and trust common securities approve otherwise, the Trust will not consolidate, amalgamate, merge with or into, or be replaced by any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it, if, in the opinion of a nationally recognized tax counsel experienced in such matters, the transaction would cause the Trust or the successor entity to be classified other than as a grantor trust for U.S. federal income tax purposes. (Section 3.15 of the Amended Trust Agreement.)

Voting Rights; Amendment of Trust Agreement

  The holders of Trust Preferred Securities have no voting rights except as discussed under MERGERS, CONSOLIDATIONS OR AMALGAMATIONS OF THE TRUST AND DESCRIPTION OF THE GUARANTEES--AMENDMENTS, and as otherwise required by law and the amended trust agreement.

  The amended trust agreement may be amended if approved by a majority of the Administrative Trustees of the Trust. However, if any proposed amendment provides for, or the Administrative Trustees otherwise propose to effect,

 . any action that would adversely affect the powers, preferences or special rights of the trust securities, whether by way of amendment to the amended trust agreement or otherwise, or

 . the dissolution, winding-up or termination of the Trust other than under the terms of its amended trust agreement,

then the holders of the Trust Preferred Securities as a single class will be entitled to vote on the amendment or proposal. In that case, the amendment or proposal will only be effective if approved by at least a majority in liquidation amount of the Trust Preferred Securities affected by the amendment or proposal.

  No amendment may be made to an amended trust agreement if that amendment would:

 . cause the Trust to be characterized as other than a grantor trust for U.S.
  federal income tax purposes;

 . reduce or otherwise adversely affect the powers of the Property Trustee; or

 . cause the Trust to be deemed to be an investment company which is required to be registered under the Investment Company Act. (Section 11.1 of the Amended Trust Agreement.)

  The holders of a majority of the total liquidation amount of the Trust Preferred Securities have the right to:

 . direct the time, method and place of conducting any proceeding for any remedy available to the Property Trustee; or

 . direct the exercise of any trust or power conferred upon the Property Trustee under the amended trust agreement, including the right to direct the Property Trustee, as the holder of the Junior Subordinated Debentures, to

 . exercise the remedies available under the Subordinated Indenture with respect to the Junior Subordinated Debentures,

 . waive any event of default under the Subordinated Indenture that is waivable, or

 . cancel an acceleration of the principal of the Junior Subordinated
   Debentures.

  In addition, before taking any of the foregoing actions, the Property Trustee must obtain an opinion of counsel stating that, as a result of that action, the Trust will continue to be classified as a grantor trust for U.S. federal income tax purposes. (Section 7.5 of the Amended Trust Agreement.)


  As described in the form of amended trust agreement, the Property Trustee may hold a meeting to have holders of Trust Preferred Securities vote on a change or have them approve a change by written consent.

  If a vote by the holders of Trust Preferred Securities is taken or a consent is obtained, any Trust Preferred Securities owned by us or any of our affiliates will, for purposes of the vote or consent, be treated as if they were not outstanding, which will have the following consequences:

 . we and any of our affiliates will not be able to vote on or consent to matters requiring the vote or consent of holders of Trust Preferred Securities; and

 . any Trust Preferred Securities owned by us or any of our affiliates will not be counted in determining whether the required percentage of votes or consents has been obtained. Section 7.5 of the Amended Trust Agreement.)

Information Concerning the Property Trustee

  For matters relating to compliance with the Trust Indenture Act, the Property Trustee will have all of the duties and responsibilities of an indenture trustee under the Trust Indenture Act. The Property Trustee, other than during the occurrence and continuance of a Trust Enforcement Event, undertakes to perform only the duties that are specifically described in the amended trust agreement and, upon a Trust Enforcement Event, must use the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers given it by the applicable amended trust agreement at the request of any holder of Trust Preferred Securities unless it is offered reasonable security or indemnity against the costs, expenses and liabilities that it might incur. However, the holders of the Trust Preferred

Securities will not be required to offer such an indemnity where the holders, by exercising their voting rights, direct the Property Trustee to take any action following a Trust Enforcement Event. (Section 3.9 of the Amended Trust Agreement.)

Information Concerning the Administrative Trustees

  The Administrative Trustees are authorized and directed to conduct the affairs of and to operate the Trust in a way that:

 . will not cause it to be deemed to be an investment company required to be registered under the Investment Company Act;

 . will cause it to be classified as a grantor trust for U.S. federal income tax purposes; and

 . will cause the Junior Subordinated Debentures it holds to be treated as our indebtedness for U.S. federal income tax purposes.

  We and the Administrative Trustees are authorized to take any action, so long as it is consistent with applicable law or the certificate of trust or amended trust agreement, that we and the Administrative Trustees determine to be necessary or desirable for those purposes. (Section 3.6 of the Amended Trust Agreement.)

DESCRIPTION OF THE GUARANTEES

  We will execute the Guarantees from time to time for the benefit of the holders of the Trust Preferred Securities of the respective Trusts.

  The Chase Manhattan Bank will act as Guarantee Trustee under each Guarantee. The Guarantee Trustee will hold each Guarantee for the benefit of the holders of the Trust Preferred Securities to which it relates.

  The following description of the Guarantees is only a summary. The form of Guarantee is an exhibit to the registration statement.

General

  We will irrevocably and unconditionally agree under each Guarantee to pay the Guarantee Payments that are defined below, to the extent specified in that Guarantee, to the holders of the Trust Preferred Securities to which the Guarantee relates, to the extent that the Guarantee Payments are not paid by or on behalf of the related Trust. We are required to pay the Guarantee Payments to the extent specified in the relevant Guarantee regardless of any defense, right of set-off or counterclaim that we may have or may assert against any person. (Section 5.1 of the Guarantee.)

  The following payments and distributions on the Trust Preferred Securities of a Trust are Guarantee Payments:

 . any accrued and unpaid distributions required to be paid on the Trust
  Preferred Securities of the Trust, but only to the extent that the Trust has funds legally and immediately available for those distributions;

 . the redemption price for any Trust Preferred Securities that the Trust calls for redemption, including all accrued and unpaid distributions to the redemption date, but only to the extent that the Trust has funds legally and immediately available for the payment; and

 . upon a dissolution, winding-up or termination of the Trust, other than in connection with the distribution of Junior Subordinated Debentures to the holders of Trust Securities of the Trust or the redemption of all the Trust Preferred Securities of the Trust, the lesser of:

 . the sum of the liquidation amount and all accrued and unpaid distributions on the Trust Preferred Securities of the Trust to the payment date, to the extent that the Trust has funds legally and immediately available for the payment; and

 . the amount of assets of the Trust remaining available for distribution to holders of the Trust Preferred Securities of the Trust in liquidation of the Trust. (Section 1.1 of the Guarantee.)

  We may satisfy our obligation to make a Guarantee Payment by making that payment directly to the holders of the related Trust Preferred Securities or by causing the Trust to make the payment to those holders. (Section 5.1 of the Guarantee.)

  Each Guarantee will be a full and unconditional guarantee, subject to certain subordination provisions, of the Guarantee Payments with respect to the related Trust Preferred Securities from the time of issuance of those Trust Preferred Securities, except that the Guarantee will only apply to the payment of distributions and other payments on the Trust Preferred Securities when the Trust has sufficient funds legally and immediately available to make those distributions or other payments.

  If we do not make the required payments on the Junior Subordinated Debentures that the Property Trustee holds under a Trust, that Trust will not make the related payments on its Trust Preferred Securities.

Subordination

  Our obligations under each Guarantee will be unsecured obligations of the Company. Those obligations will rank:

 . subordinate and junior in right of payment to all of our other liabilities, other than obligations or liabilities that rank equal in priority or subordinate by their terms;

 . equal in priority with the Junior Subordinated Debentures that we may issue and similar guarantees; and

 . senior to our common stock. (Section 6.2 of the Guarantee.)

  We have $257.7 million in Junior Subordinated Debentures outstanding that will rank equal in priority with the Guarantees. We have common stock outstanding that will rank junior to the Guarantees.

  Each Guarantee will be a guarantee of payment and not of collection. This means that the guaranteed party may institute a legal proceeding directly against us, as guarantor, to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity. (Section 5.4 of the Guarantee.)

  The terms of the Trust Preferred Securities will provide that each holder of the Trust Preferred Securities, by accepting those Trust Preferred Securities, agrees to the subordination provisions and other terms of the related Guarantee.

Amendments

  We may amend each Guarantee without the consent of any holder of the Trust Preferred Securities to which that Guarantee relates if the amendment does not materially and adversely affect the rights of those holders. We may otherwise amend each Guarantee with the approval of the holders of at least 50% of the outstanding Trust Preferred Securities to which that Guarantee relates. (Section 9.2 of the Guarantee.)

Termination

  Each Guarantee will terminate and be of no further effect when:

 . the redemption price of the Trust Preferred Securities to which the Guarantee relates is fully paid;

 . we distribute the related Junior Subordinated Debentures to the holders of those Trust Preferred Securities; or

 . the amounts payable upon liquidation of the related Trust are fully paid.
  (Section 7.1 of the Guarantee.)

  Each Guarantee will remain in effect or will be reinstated if at any time any holder of the related Trust Preferred Securities must restore payment of any sums paid to that holder with respect to those Trust Preferred Securities or under that Guarantee.

Material Covenants

  We will covenant that, so long as any Trust Preferred Securities remain outstanding, if there is an event of default under the Guarantee or the amended trust agreement:

 . we will not make distributions related to our debt securities that rank equally with or junior to the Junior Subordinated Debentures, including any payment of interest, principal or premium, or repayments, repurchases or redemptions; and

 . we will not make distributions related to our capital stock, including dividends, redemptions, repurchases, liquidation payments, or guarantee payments. We may, however, make the following types of distributions:

 . dividends paid in common stock;

 . dividends in connection with the implementation of a shareholder rights plan;

 . payments to a trust holding securities of the same series under a guarantee; and

 . repurchases, redemptions or other acquisitions of shares of our capital stock in connection with any benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants. (Section 6.1 of the Guarantee.)

  Because we are a holding company that conducts all of our operations through our subsidiaries, our ability to meet our obligations under the Guarantees is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. The Trust, as holder of the Guarantee and the Junior Subordinated Debentures will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders.

Events of Default

  An event of default will occur under any Guarantee if we fail to perform any of our payment obligations under that Guarantee. The holders of a majority of the Trust Preferred Securities of any series may waive any such event of default and its consequences on behalf of all of the holders of the Trust Preferred Securities of that series. (Section 2.6 of the Guarantee.) The Guarantee Trustee is entitled to enforce the Guarantee for the benefit of the holders of the Trust Preferred Securities of a series if an event of default occurs under the related Guarantee. (Section 3.1 of the Guarantee.)

  The holders of a majority of the Trust Preferred Securities to which a Guarantee relates have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee with respect to that Guarantee or to direct the exercise of any trust or power that the Guarantee Trustee holds under that Guarantee. Any holder of the related Trust Preferred Securities may institute a legal proceeding directly against us to enforce that holder's rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee or any other person or entity. (Section 5.4 of the Guarantee.)

Concerning the Guarantee Trustee

  The Chase Manhattan Bank is the Guarantee Trustee. It is also the Property Trustee, the Subordinated Indenture Trustee and the Senior Indenture Trustee. We and certain of our affiliates maintain deposit accounts and banking relationships with The Chase Manhattan Bank. The Chase Manhattan Bank also serves as trustee under other indentures pursuant to which securities of ours and certain of our affiliates are outstanding.

  The Guarantee Trustee will perform only those duties that are specifically set forth in each Guarantee unless an event of default under the Guarantee occurs and is continuing. In case an event of default occurs and is continuing, the Guarantee Trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. (Section
3.1 of the Guarantee.) Subject to those provisions, the Guarantee Trustee is under no obligation to exercise any of its powers under any Guarantee at the request of any holder of the related Trust Preferred Securities unless that holder offers reasonable indemnity to the Guarantee Trustee against the costs, expenses and liabilities which it might incur as a result. (Section 3.2 of the Guarantee.)

Agreements as to Expenses and Liabilities

  We will enter into an Agreement as to Expenses and Liabilities under each Trust Agreement. Each Agreement as to Expenses and Liabilities will provide that we will, with certain exceptions, irrevocably and unconditionally guarantee the full payment of any indebtedness, expenses or liabilities of the related Trust to each person or entity to whom that Trust becomes indebted or liable. The exceptions are the obligations of the Trust to pay to the holders of the related trust common or other similar interests in that Trust the amounts due to the holders under the terms of those trust common securities or those similar interests.

RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES, THE GUARANTEE AND THE JUNIOR SUBORDINATED DEBENTURES HELD BY THE TRUST

  We will guarantee payments of distributions and redemption and liquidation payments due on the Trust Preferred Securities, to the extent the trust has funds available for the payments, to the extent described under DESCRIPTION OF THE GUARANTEES. No single document executed by us in connection with the issuance of the Trust Preferred Securities will provide for our full, irrevocable and unconditional guarantee of the Trust Preferred Securities. It is only the combined operation of our obligations under the Guarantee, the amended trust agreement and the Subordinated Indenture that has the effect of providing a full, irrevocable and unconditional guarantee of the Trust's obligations under the Trust Preferred Securities.

  As long as we make payments of interest and other payments when due on the Junior Subordinated Debentures held by the Trust, those payments will be sufficient to cover the payment of distributions and redemption and liquidation payments due on the Trust Preferred Securities issued by the Trust, primarily because:

 . the total principal amount of the Junior Subordinated Debentures will be equal to the sum of the total liquidation amount of the trust securities;

 . the interest rate and interest and other payment dates on the Junior
  Subordinated Debentures will match the distribution rate and distribution and other payment dates for the Trust Preferred Securities;

 . we will pay for any and all costs, expenses and liabilities of the Trust except its obligations under its Trust Preferred Securities; and

 . each amended trust agreement will provide that the Trust will not engage in any activity that is not consistent with the limited purposes of the Trust.

  If and to the extent that we do not make payments on the Junior Subordinated Debentures, the Trust will not have funds available to make payments of distributions or other amounts due on its Trust Preferred Securities. In those circumstances, you will not be able to rely upon the Guarantee for payment of these amounts. Instead, you may directly sue us or seek other remedies to collect your proportionate share of payments owed. If you sue us to collect payment, then we will assume your rights as a holder of Trust Preferred Securities under the amended trust agreement to the extent we make a payment to you in any such legal action.

ACCOUNTING TREATMENT

  Each Trust will be treated as a subsidiary of ours for financial reporting purposes. Accordingly, our consolidated financial statements will include the accounts of each Trust. The Trust Preferred Securities, along with other trust preferred securities that we guarantee on an equivalent basis, will be presented as a separate line item in our consolidated balance sheets, and appropriate disclosures about the Trust Preferred Securities, the Guarantees and the Junior Subordinated Debentures will be included in the notes to the consolidated financial statements. We will record distributions that each Trust pays on the Trust Preferred Securities as an expense in our consolidated statement of income.

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DESCRIPTION OF CAPITAL STOCK

  As of September 30, 1999, our authorized capital stock was 520,000,000 shares. Those shares consisted of: (a) 20,000,000 shares of preferred stock, none of which were outstanding; and (b) 500,000,000 shares of common stock, of which 190,807,645 shares were outstanding as of October 31, 1999. No holder of shares of common stock or preferred stock has any preemptive rights.

Common Stock

 Listing

  Our outstanding shares of common stock are listed on the New York Stock Exchange under the symbol "D". Any additional common stock we issue will also be listed on the NYSE.

 Dividends

  Common shareholders may receive dividends when declared by the Board of Directors. Dividends may be paid in cash, stock or other form. In certain cases, common shareholders may not receive dividends until we have satisfied our obligations to any preferred shareholders. Under certain circumstances, the Subordinated Indenture also restricts our ability to pay cash dividends.

 Fully Paid

  All outstanding shares of common stock are fully paid and non-assessable. Any additional common stock we issue will also be fully paid and non-assessable.

 Voting Rights

  Each share of common stock is entitled to one vote in the election of directors and other matters. Common shareholders are not entitled to cumulative voting rights.

 Other Rights

  We will notify common shareholders of any shareholders' meetings according to applicable law. If we liquidate, dissolve or wind up our business, either voluntarily or not, common shareholders will share equally in the assets remaining after we pay our creditors and preferred shareholders.

 Transfer Agents and Registrars

  We, along with Chase Mellon Shareholder Services, are transfer agent and registrar. You may contact us at the address listed on page 2 or Chase Mellon located in Ridgefield, New Jersey.

Preferred Stock

  The following description of the terms of the preferred stock sets forth certain general terms and provisions of our authorized preferred stock. If we offer preferred stock, the specific designations and rights will be described in the prospectus supplement and a description will be filed with the SEC.

  Our Board of Directors can, without approval of shareholders, issue one or more series of preferred stock. The Board can also determine the number of shares of each series and the rights, preferences and limitations of each series including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences of any wholly unissued series of preferred stock, the number of shares constituting each series and the terms and conditions of issue. In some cases, the issuance of preferred stock could delay a change in control of the Company and make it harder to remove present management. Under certain circumstances, preferred stock could also restrict dividend payments to holders of our common stock.

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

  The preferred stock will, when issued, be fully paid and non-assessable. Unless otherwise specified in the applicable prospectus supplement, the preferred stock will rank on a parity in all respects with any outstanding preferred stock we may have and will have priority over our common stock as to dividends and distributions of assets. Therefore, the rights of any preferred stock that may subsequently be issued may limit the rights of the holders of our common stock and preferred stock.

  The transfer agent, registrar, and dividend disbursement agent for a series of preferred stock will be named in a prospectus supplement. The registrar for shares of preferred stock will send notices to shareholders of any meetings at which holders of the preferred stock have the right to elect directors or to vote on any other matter.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

  We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock at a future date or dates, which we refer to in this prospectus as stock purchase contracts. The price per share of common stock and the number of shares of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and beneficial interests in debt securities, trust preferred securities, preferred stock or debt obligations of third parties, including U.S. treasury securities, securing the holders' obligations to purchase the common stock under the stock purchase contracts, which we refer to in this prospectus as stock purchase units. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and these payments may be unsecured or refunded on some basis. The stock purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

  The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units, including, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units.

VIRGINIA STOCK CORPORATION ACT AND THE ARTICLES AND THE BYLAWS

General

  We are a Virginia corporation subject to the Virginia Stock Corporation Act (the Virginia Act). Provisions of the Virginia Act, in addition to provisions of our Articles of Incorporation and Bylaws, address corporate governance issues, including the rights of shareholders. Some of these provisions could hinder management changes while others could have an anti-takeover effect. This anti-takeover effect may, in some circumstances, reduce the control premium that might otherwise be reflected in the value of our common stock. If you are buying this stock as part of a short-term investment strategy, this might be especially important to you.

  We have summarized the key provisions below. You should read the actual provisions of our Articles and Bylaws and the Virginia Act that relate to your individual investment strategy.

Business Combinations

  Our Articles require that any merger, share exchange or sale of substantially all of the assets of the Company be approved by a plurality of the shares represented at a meeting where a quorum is present. Abstentions and broker non-votes have the same effect as a vote against the matter.

  Section 13.1-725 of the Virginia Act contains several provisions relating to transactions with interested shareholders. Interested shareholders are holders of more than 10% of any class of a corporation's outstanding voting shares. Transactions between a corporation and an interested shareholder are referred to as affiliated transactions. The Virginia Act requires that material affiliated transactions must be approved by at least two-thirds of the shareholders not including the interested shareholder. Affiliated transactions requiring this two-thirds approval include mergers, share exchanges, material dispositions of corporate assets, dissolution or any reclassification of the corporation with its subsidiaries which increases the percentage of voting shares owned by an interested shareholder by more than five percent.

  For three years following the time that a shareholder becomes an interested shareholder, a Virginia corporation cannot engage in an affiliated transaction with the interested shareholder without approval of two-thirds of the disinterested voting shares, and majority approval of disinterested directors. A disinterested director is a director who was a director on the date on which an interested shareholder became an interested shareholder and was recommended for election or elected by a majority of the disinterested directors then on the board. After three years, the approval of the disinterested directors is no longer required.

  The provisions of the Virginia Act relating to affiliated transactions do not apply if a majority of disinterested directors approve the acquisition of shares making a person an interested shareholder.

  The Virginia Act permits corporations to opt out of the affiliated transactions provisions. We have not opted out.

  The Virginia Act also contains provisions regulating certain control share acquisitions, which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold voting percentages (20%, 33 1/3%, or 50%). Shares acquired in a control share acquisition have no voting rights unless the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee-director of the corporation. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

  Our Bylaws give us the right to redeem the shares purchased by an acquiring person in a control share acquisition. We can do this if the acquiring person fails to deliver a statement to us listing information required by the Virginia Act or if our shareholders vote not to grant voting rights to the acquiring person.

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  The Virginia Act permits corporations to opt out of the control share acquisition provisions. We have not opted out.

Directors' Duties

  The standards of conduct for directors of Virginia corporations are listed in
Section 13.1-690 of the Virginia Act. Directors must discharge their duties in accordance with their good faith business judgement of the best interest of the corporation. Directors may rely on the advice or acts of others, including officers, employees, attorneys, accountants and board committees if they have a good faith belief in their competence. Directors' actions are not subject to a reasonableness or prudent person standard. Virginia's federal and state courts have focused on the process involved with directors' decision-making and are generally supportive of directors if they have based their decision on an informed process. These elements of Virginia law could make it more difficult to take over a Virginia corporation than corporations in other states.

Board of Directors

  Members of our Board of Directors serve one-year terms and are elected annually.

Shareholder Proposals and Director Nominations

  Our shareholders can submit shareholder proposals and nominate candidates for the Board of Directors if the shareholders follow advance notice procedures described in our Bylaws.

  To nominate directors, shareholders must submit a written notice to our corporate secretary at least 60 days before a scheduled meeting. The notice must include the name and address of the shareholder and of the nominee, a description of any arrangements between the shareholder and the nominee, information about the nominee required by the SEC, the written consent of the nominee to serve as a director and other information.

  Shareholder proposals must be submitted to our corporate secretary at least 90 days before the first anniversary of the date of our last annual meeting. The notice must include a description of the proposal, the reasons for presenting the proposal at the annual meeting, the text of any resolutions to be presented, the shareholder's name and address and number of shares held and any material interest of the shareholder in the proposal.

  Director nominations and shareholder proposals that are late or that do not include all required information may be rejected. This could prevent shareholders from bringing certain matters before an annual or special meeting, including making nominations for directors.

Meetings of Shareholders

  Under our Bylaws, meetings of the shareholders may be called only by the chairman of the board, the president or a majority of the Board of Directors. This provision could have the effect of delaying until the next annual shareholders' meeting shareholder actions which are favored by the holders of a majority of our outstanding voting securities, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a shareholder, such as electing new directors or approving a merger, only at a duly called shareholders' meeting.

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

Amendment of Articles and Bylaws

  Generally, our Articles may be amended by a majority of the votes present by each voting group entitled to vote on a given matter. Some provisions of the Articles, however, may only be amended or repealed by a vote of at least two-thirds of the outstanding shares entitled to vote.

Indemnification

  We indemnify our officers and directors to the fullest extent permitted under Virginia law against all liabilities incurred in connection with their service to us.

Limitation of Liability

  Our Articles provide that our directors and officers will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors or officers, unless they violated their duty of loyalty to us or our shareholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors or officers. This provision applies only to claims against directors or officers arising out of their role as directors or officers and not in any other capacity. Directors and officers remain liable for violations of the federal securities laws and we retain the right to pursue legal remedies other than monetary damages, such as an injunction or rescission for breach of the officer's or director's duty of care.

PLAN OF DISTRIBUTION

  We may sell the offered securities (a) through agents; (b) through underwriters or dealers; or (c) directly to one or more purchasers.

By Agents

  Offered securities may be sold through agents that we designate. The agents agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

By Underwriters

  If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Direct Sales

  We may also sell offered securities directly. In this case, no underwriters or agents would be involved.

General Information

  Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act of 1933 (the Act), and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

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

  We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

  Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

LEGAL OPINIONS

  McGuire, Woods, Battle & Boothe LLP, Richmond Virginia, counsel to the Company, will issue an opinion about the legality of the offered securities for us. As of December 20, 1999, partners of McGuire, Woods, Battle & Boothe LLP own less than one half of one percent of our common stock. Certain matters relating to the formation of the Trusts and the issuance of the Trust Preferred Securities under Delaware law and the Trust Agreements will be passed upon by Richards, Layton & Finger, special Delaware counsel to the Trusts and the Company. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

  The financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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